UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

CLEAR PEAK ENERGY, INC.

(Exact name of registrant as specified in its charter)

Nevada	954849617
(State of incorporation)	(I.R.S. Employer Identification No.)

3450 N. Triumph Blvd., Suite 102

Lehi UT 84043

Tel: (801) 753-5715

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

None

Securities to be registered pursuant to Section 12(b) of the Act

Title of each class to be so registered

Common Stock, Par value $0.001

Securities to be registered pursuant to Section 12(b) of the Act

Title of each class to be so registered

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [x]	Smaller reporting company [x]
Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10 to register our common stock, par value $0.001 per share (the “Common Stock”), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Once this Registration Statement is deemed effective, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K; quarterly reports on Form 10-Q; and, current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act. Unless otherwise noted, references in this Registration Statement to the “Registrant”, the “Company”, “Clear Peak” “we”, “our”, or “us” means Clear Peak Energy, Inc.

FORWARD LOOKING STATEMENTS

There are statements in this Registration Statement that are not historical facts. These “forward-looking statements” can be identified by use of terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. For a discussion of these risks, you should read this entire Registration Statement carefully, especially the risks discussed under the section entitled “Risk Factors.” Although management believes that the assumptions underlying the forward looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact transpire. You are cautioned to not place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This Form 10 contains references to our trademarks, service marks and trade names and to trademarks, service marks and trade names belonging to other entities. Solely for convenience, trademarks, service marks and trade names referred to in this Form 10, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. Except as set forth in this Form 10, we do not intend our use or display of other companies’ trade names, service marks or trademarks or any artists’ or other individuals’ names to imply a relationship with, or endorsement or sponsorship of us by, any other companies or persons.

ITEM 1. BUSINESS.

Our current management has been involved in bitcoin mining since 2016. Our current management has experience and has seen success securing mining equipment, from a variety of sources. Members of our current management team are founding members, owners and operators of a prominent engineering firm in the mountain west. We believe that several members of the management team are uniquely positioned to expand our bitcoin mining operations through accessing relatively inexpensive and accessible electricity.

Cryptocurrency Mining

We seek to mine bitcoin by using our miners to solve a complex cryptographic algorithm to support the Bitcoin blockchain (in a process known as “solving a block”). In return for solving a block, we receive bitcoin which we hold for our account and attempt to sell on the market to generate profits.

Miners measure their capability in terms of processing power, which is known as in the industry as “hashing” power. Hashing power is measured in terms of the number of times it runs a string of data through the algorithm (or “hashes”) per second, which is the miner’s “hash rate.” Generally speaking, miners with greater hashing power relative to other miners attempting to solve a block have a higher chance of solving the block and receiving a cryptocurrency award known as the “block reward.” As additional miners competed for the limited supply of blocks, individuals found that they were working for months without finding a block and receiving any reward for their mining efforts. To address this variance, miners started organizing into pools to share mining rewards more evenly on a pro rata basis based on total hashing capacity contributed to the mining pool.

Mathematically Controlled Supply - Halving

The method for creating new bitcoins is mathematically controlled in a manner so that the supply of bitcoins grows at a limited rate pursuant to a pre-set schedule. The number of bitcoins awarded for solving a new block is automatically halved every 210,000 blocks. After every 210,000 blocks mined, or roughly every four years, the block reward given to Bitcoin miners for processing transactions is cut in half. This cuts in half the rate at which new bitcoins are released into circulation.

The block reward is composed of two pieces of the fixed portion amount predetermined in the bitcoin code, and the transaction fees paid by those we are transacting on the blockchain. This system will continue until around the year 2140. At that point, miners will be rewarded only with transaction fees, paid by the network users. These fees ensure that miners still have the incentive to mine and keep the network going.

The halving is significant because it marks another drop in the rate of new Bitcoins being produced as it approaches its finite supply: the total maximum supply of bitcoins is 21 million. As of October 2021, there are about 18.85 million bitcoins already in circulation, leaving just around 2.15 million left to be released via mining rewards

Performance and Hash Rate

We operate mining hardware which performs computational operations in support of the blockchain measured in “hash rate” or “hashes per second.” A “hash” is the computation run by mining hardware in support of the blockchain; therefore, a miner’s “hash rate” refers to the rate at which it is capable of solving such computations. The original equipment used for mining bitcoin utilized the Central Processing Unit (CPU) of a computer to mine various forms of cryptocurrency. Due to performance limitations, CPU mining was rapidly replaced by the Graphics Processing Unit (GPU), which offers significant performance advantages over CPUs. General purpose chipsets like CPUs and GPUs have since been replaced in the mining industry by Application Specific Integrated Circuits (ASIC) chips. These ASIC chips are designed specifically to maximize the rate of hashing operations.

In cryptocurrency mining, hash rate is a measure of the processing speed by a mining computer for a specific algorithm. Clear Peak has a hash rate total of its miners seeking to mine a specific coin, and the blockchain-wide hash rate for a specific coin (its “Network Hash Rate”) can be understood as the aggregate of the hash rates of all of the miners actively trying to solve a block on the coin’s blockchain at a given time. Generally, the greater the proportion of a specific coin’s Network Hash Rate that an individual miner’s (or a miner pool’s) total hash rate represents will, over time, result in a greater chance of that miner solving a block on the coin’s blockchain and, therefore, of earning a cryptocurrency reward, as compared to miners with relatively lower total hash rates.

However, as the relative market price for a coin increases, more miners are encouraged to attempt to mine the coin, which increases the coin’s Network Hash Rate. Therefore, a miner must increase its total hash rate just to maintain its relative possibility of solving a block on the coin’s blockchain. Thus, a feedback loop is created: as a coin gains popularity and its relative market price increases, more miners attempt to mine the coin and its Network Hash Rate is increased; in response, existing miners and new miners devote more and more hash rate to the coin’s blockchain in a process that should, theoretically, replicate itself continually until the supply of available coins is exhausted. Finally, as more and more hash rate is needed to maintain competitiveness on a given coin’s blockchain, miners deploy more and more machines, which require electrical power to operate, both to directly power hash rate production and also to dissipate the significant amount of heat generated by the machines’ operation.

In response, miners have attempted to achieve greater hash rate by deploying increasingly sophisticated miners in ever greater quantities. This has become the cryptocurrency mining industry’s great “arms race.” There are very few manufacturers of miners capable of producing a sufficient number of machines of adequate quality to meet this need, and scarcity results. Compounding this phenomenon, we have seen reports that Bitmain, the largest manufacturer of bitcoin miners, increases its prices for new machines as the market price of bitcoin increases.

As a miner of primarily bitcoin, the oldest and most widely mined cryptocurrency, the Company is continually seeking to maximize its relative hash rate on the Bitcoin blockchain, while keeping costs as low as possible. The Company’s goal, therefore, is to acquire and deploy as powerful of a fleet of miners as possible, while operating as energy-efficiently as possible. Newer machines are operating at efficiencies 3-5 times as efficient as the machines that were in operation three years ago.

As of December 2021, we were operating Bitcoin miners at two locations in the states of Utah and Idaho. We were able to achieve a hashrate of 45 petahash (“PH”) between both facilities where we mine bitcoin. Hashrate can be described as the speed of mining. It is measured in units of hash per second, meaning how many calculations per second can be performed. Machines with a high hash rate can process more data in a single second. In the case of Bitcoin, the hashrate indicates the number of times hash values are calculated for the algorithm every second. Hashrate is usually measured in units of k (kilo, 1,000), M (mega, 1 million), G (giga, 1 billion), T (tera, 1 trillion), or PH (peta, 1 peta 1 quadrillion (1,000,000,000,000,000) hashes per second. Miners are rewarded via mining pools based on the amount of computing power or hashrate they contribute to solving the algorithm. This in turn secures the Bticoin blockchain. Thus, in simple terms, the higher the hashrate the more bitcoin is mined.

Our target hashrate is 50 PH was not reached due to a number of machines being taken offline to undergo repair. Site 1 contains three containers connected to a small utility where we are operating our less efficient machines and have a contract in place with the utility to allow it to purchase power at market pricing throughout the year. This allows the containers at Site 1 to run when the price of power below the profitability threshold and to be shut off when the price of power is too high. In order to take advantage of changing regulations in China and the resulting Bitcoin difficulty (this summer saw a large drop in difficulty making it more profitable to mine BTC) Cleak Peak Energy, Inc. (CLPE) has leased Site 2 allowing it to save on construction costs and deploy miners immediately.

The Company is currently in negotiations with three separate parties to expand its power footprint and add a(n) additional facility(s) at power rates in the $0.035-0.055 / kWH range. The Company is also in discussions with several groups to acquire new generation bitcoin miners. Recent Bitcoin volatility has made locking in orders of new miners particularly difficult. The Company acquired a large quantity of Bitmain T17 and S17 machines that have had to undergo repairs over the last several months. All these machines were covered under warranty and the repairs are in process as of the date of this registration statement.

Government Regulation

Bitcoin is increasingly becoming subject to governmental regulation, both in the U.S. and internationally. State and local regulations also may apply to our activities and other activities in which we may participate in the future. Other governmental or semi-governmental regulatory bodies have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business. For instance, the Cyber-Digital Task Force of the U.S. Department of Justice (the “DOJ”) published a report entitled “Cryptocurrency: An Enforcement Framework” in October 2020. This report provides a comprehensive overview of the possible threats and enforcement challenges the DOJ views as associated with the use and prevalence of cryptocurrency, as well as the regulatory and investigatory means the DOJ has at its disposal to deal with these possible threats and challenges. Further, in early March 2021, the SEC chairperson nominee expressed an intent to focus on investor protection issues raised by bitcoin and other cryptocurrencies.

Presently, we do not believe any U.S. or State regulatory body has taken any action or position adverse to bitcoin, with respect to its production, sale, and use as a medium of exchange; however, future changes to existing regulations or entirely new regulations may affect our business in ways it is not presently possible for us to predict with any reasonable degree of reliability.

Further, following the appreciation of the market price of bitcoin in the second half of 2020 and throughout 2021, we have observed increasing media attention directed at the environmental concerns associated with cryptocurrency mining, particularly its energy-intensive nature. While U.S.-based regulators have not taken a position adverse to bitcoin mining, the Infrastructure Investment and Jobs Act which was signed into law on November 15, 2021, contains a cryptocurrency tax reporting requirement that seeks to expand the definition of a “broker” for IRS purposes. There is a high possibility that that definition could be too broad, capturing entities like bitcoin miners like us.

China's central bank has announced that all transactions of crypto-currencies are illegal, effectively banning digital tokens, including Bitcoin. Trading crypto-currency has officially been banned in China since 2019, but has continued online through foreign exchanges. However, China began severe crackdowns in 2021. In May 2021, Chinese state institutions warned buyers they would have no protection for continuing to trade Bitcoin and other currencies online, as government officials vowed to increase pressure on the industry. In June 2021, Chinese government officials reportedly told banks and payment platforms to stop facilitating transactions and issued bans on "mining" the currencies, including bitcoin stating that virtual currency-related business activities are illegal financial activities and seriously endangers the safety of people's assets. As the regulatory and legal environment evolves, we may become subject to new laws, such as further regulation by the SEC and other agencies, which may affect our mining and other activities. For additional discussion regarding our belief about the potential risks existing and future regulation pose to our business, see the Section entitled “Risk Factors” herein.

Intellectual Property

We use specific hardware and software for our cryptocurrency mining operation. In certain cases, source code and other software assets may be subject to an open-source license, as much technology development underway in this sector is open source. For these works, we intend to adhere to the terms of any license agreements that may be in place.

We do not currently own, and do not have any current plans to seek, any patents in connection with our existing and planned cryptocurrency related mining operations. We do expect to rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, we have developed and may further develop certain proprietary software applications for purposes of our bitcoin mining operation.

ITEM 1A. RISK FACTORS.

Our business is subject to numerous risks and uncertainties. These risks and uncertainties may cause our operations to vary materially from those contemplated by our forward-looking statements. These risk factors include:

RISK FACTORS RELATING TO CRYPTOCURRENCY MINING

Digital Assets such as bitcoin are likely to be regulated as securities or investment securities.

Bitcoin is the oldest and most well-known form of digital asset. Bitcoin and other forms of digital assets/cryptocurrencies have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. When the interests of investor protection are paramount, for example in the offer or sale of Initial Coin Offering (“ICO”) tokens, the SEC has no difficulty determining that the token offerings are securities under the “Howey” test as stated by the United States Supreme Court. As such, ICO offerings would require registration under the Securities Act or an available exemption therefrom for offers or sales in the United States to be lawful. Section 5(a) of the Securities Act provides that, unless a registration statement is in effect as to a security, it is unlawful for any person, directly or indirectly, to engage in the offer or sale of securities in interstate commerce. Section 5(c) of the Securities Act provides a similar prohibition against offers to sell, or offers to buy, unless a registration statement has been filed. Although we do not believe our mining activities require registration for us to conduct such activities and accumulate digital assets the SEC, CFTC, Nasdaq or other governmental or quasi-governmental agency or organization may conclude that our activities involve the offer or sale of “securities”, or ownership of “investment securities”, and we may face regulation under the Securities Act or the 1940 Act. Such regulation or the inability to meet the requirements to continue operations, would have a material adverse effect on our business and operations.

The cost of obtaining new and replacement miners and parts has historically been capital intensive, and is likely to continue to be very capital intensive, which may have a material and adverse effect on our business and results of operations.

Our mining operations can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining cryptocurrencies are lower than the price of the cryptocurrencies we mine when we sell them. Our miners experience ordinary wear and tear from operation and may also face more significant malfunctions caused by factors which may be beyond our control. Additionally, as the technology evolves, we may acquire newer models of miners to remain competitive in the market. Over time, we replace those miners which are no longer functional with new miners purchased from third-party manufacturers, who are primarily based in China.

A significant number of our miners that we own are already obsolete or will degrade due to ordinary wear and tear from usage, and may also be lost or damaged due to factors outside of our control. Once this happens, even new miners that we have purchased recently will need to be repaired or replaced along with other equipment from time to time for us to stay competitive. This upgrading process requires substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis based on availability of new miners and our access to adequate capital resources. If we are unable to obtain adequate numbers of new and replacement miners at scale, we may be unable to remain competitive in our highly competitive and evolving industry. If this happens, we may not be able to mine cryptocurrency as efficiently or in similar amounts as our competition and, as a result, our business and financial results could suffer. This could, in turn, materially and adversely affect the trading price of our securities and our investors could lose part or all of their investment.

There are several new and existing competitors in our industry that are purchasing mining equipment at scale, which may cause delays or difficulty in us obtaining new miners, which could materially and adversely affect our business and results of operations.

Many of the competitors in our industry have also been purchasing mining equipment at scale, which has caused a world-wide shortage of mining equipment and extended the corresponding delivery schedules for new miner purchases. There are no assurances that our manufacturer Bitmain, or any other manufacturers, will be able to keep pace with the surge in demand for mining equipment. It is uncertain how manufacturers will respond to this increased global demand and whether they can deliver on the schedules promised to all of their customers. In the event manufacturers of miners are not able to keep pace with demand, we may not be able to purchase miners.

The price of new miners may be linked to the market price of bitcoin and other cryptocurrencies, and, if the current relatively high market price of bitcoin persists, our costs of obtaining new and replacement miners may increase, which may have a material and adverse effect on our financial condition and results of operations.

We observe that the prices of new miners are adjusted according to the price of bitcoin. As a result, the cost of new machines can be unpredictable, and could also be significantly higher than our historical cost for new miners. Similarly, as bitcoin prices have risen, we have observed significant increase in the demand for miners. As a result, at times, we may obtain Bitmain miners and other hardware from Bitmain or from third parties at higher prices, to the extent they are available. For example, in the second half of 2020 and continuing into 2021, we have observed a significant appreciation in the market price of bitcoin, as well as an increase in the per-unit price of the new miners.

Our financial condition and results of operations are dependent on our ability to sell the bitcoin we mine at a price greater than our costs to produce that bitcoin. As the price for new miners we buy increases, our cost to produce a single bitcoin also increases, therefore requiring a corresponding increase in the price of bitcoin for us to maintain our results of operations. We have observed significant fluctuations in market prices for bitcoin, to the extent that we are unable to reasonably predict future prices for the bitcoin we mine.

We incur significant up-front capital costs each time we acquire new miners, and, if future prices of bitcoin are not sufficiently high, we may not realize the benefit of these capital expenditures. If this occurs, our business, results of operations, and financial condition could be materially and adversely affected, which may have a negative impact on the trading price of our securities, which may have a materially adverse impact on investors’ investment in our Company.

If we acquire digital securities, even unintentionally, we may violate the Investment Company Act of 1940 and incur potential third-party liabilities.

We intend to comply with the 1940 Act in all respects. To that end, if holdings of bitcoin are determined to constitute investment securities of a kind that subject the Company to registration and reporting under the 1940 Act, the Company will limit its holdings to less than 40% of its assets. Section 3(a)(1)(C) of the 1940 Act defines “investment company” to mean any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Section 3(a)(2) of the 1940 Act defines “investment securities” to include all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries which (i) are not investment companies and (ii) are not relying on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the 1940 Act. As noted above, the SEC has not stated whether bitcoin and cryptocurrency is an investment security, as defined in the 1940 Act.

Our mining operating costs could outpace our mining revenues, which could seriously harm our business or increase our losses.

Our mining operations are costly and our expenses may increase in the future. This expense increase may not be offset by a corresponding increase in revenue. Our expenses may be greater than we anticipate, and our investments to make our business more efficient may not succeed and may outpace monetization efforts. Increases in our costs without a corresponding increase in our revenue would increase our losses and could seriously harm our business and financial performance.

Because our miners are designed specifically to mine bitcoin, our future success will depend in large part upon the value of bitcoin, and any sustained decline in its value could adversely affect our business and results of operations.

Our operating results will depend in large part upon the value of bitcoin because it is the primary cryptocurrency we currently mine. Specifically, our revenues from our bitcoin mining operations are based upon two factors: (1) the number of bitcoin rewards we successfully mine and (2) the value of bitcoin. In addition, our operating results are directly impacted by changes in the value of bitcoin, because under the value measurement model, both realized and unrealized changes will be reflected in our statement of operations (i.e., we will be marking bitcoin to fair value each quarter). This means that our operating results will be subject to swings based upon increases or decreases in the value of bitcoin. Furthermore, our business strategy focuses almost entirely on producing bitcoin (as opposed to other cryptocurrencies), and our current application-specific integrated circuit (“ASIC”) miners principally utilize the “SHA-256 algorithm,” which is designed primarily for mining bitcoin. We therefore, cannot use these miners to mine other cryptocurrencies, such as ether, that are not mined utilizing this algorithm. If other cryptocurrencies overtake bitcoin in terms of acceptance, the value of bitcoin could decline. Further, if bitcoin were to switch its proof of work algorithm from SHA-256 to another algorithm for which our miners would not be suited or if the value of bitcoin were to decline for other reasons, particularly if such decline were significant or over an extended period of time, we would likely incur very significant costs in retooling or replacing our existing miners with miners better suited for this new protocols and our operating results could be adversely affected. This could result in a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations, and thus harm investors.

We are subject to risks associated with our need for significant electrical power.

Our bitcoin mining operations have required significant amounts of electrical power, and, as we continue to expand our mining fleet, we anticipate our demand for electrical power will continue to grow. If we are unable to continue to obtain sufficient electrical power to operate our miners on a cost-effective basis, we may not realize the anticipated benefits of our significant capital investments in new miners.

Additionally, our mining operations could be materially adversely affected by prolonged power outages. We may have to reduce or cease our operations in the event of an extended power outage, or as a result of the unavailability or increased cost of electrical power. If this were to occur, our business and results of operations could be materially and adversely affected, and investors in our securities could be harmed.

Interruptions to our power supply and internet access could disrupt our operations, which could adversely affect our business and results of operations.

Our cryptocurrency mining operations require a significant amount of electrical power and access to the internet to be successful. If we are unable to secure sufficient electrical power, or if we lose internet access for a prolonged period, we may be required to reduce our operations or cease them altogether. If this occurs, our business and results of operations may suffer, and our investors may be materially and adversely effected.

RISK FACTORS RELATING TO THE PRICE OF BITCOIN

The trading price of shares of our common stock has appeared at times to have been correlated to the trading price of bitcoin, which may be subject to pricing risks, including “bubble” type risks, and has historically been subject to wide swings.

The trading prices of our common stock has appeared at times to have been correlated with the trading prices of bitcoin. Specifically, we have experienced adverse effects on our stock price when the value of bitcoin has fallen, and we may experience similar outcomes if our stock price tracks the general status of that cryptocurrency. Furthermore, if the market for bitcoin company stocks or the stock market in general experiences a loss of investor confidence, the trading price of our stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock could be subject to arbitrary pricing factors that are not necessarily associated with traditional factors that influence stock prices or the value of non-cryptocurrency assets such as revenue, cash flows, profitability, growth prospects or business activity levels since the value and price, as determined by the investing public, may be influenced by future anticipated adoption or appreciation in value of cryptocurrencies or blockchains generally, factors over which we have little or no influence or control.

Bitcoin and other cryptocurrency market prices, which have historically been volatile and are impacted by a variety of factors (including those discussed below), are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of cryptocurrencies, or our share price, making their market prices more volatile or creating “bubble” type risks for the trading price of bitcoin.

In 2020, the trading price of bitcoin appreciated significantly, from a low closing value of approximately $5,000 per bitcoin in March 2020, to a high closing value of approximately $29,400 per bitcoin in December 2020. During 2021, Bitcoin’s price has trended higher and rose above $68,000 in late October 2021 and traded as high as $68,521 on November 9, 2021. In 2017, the trading price of bitcoin increased to nearly $20,000 per bitcoin (an all-time high at that time), only to decline significantly and sharply to a low of approximately $3,400 per bitcoin in December 2018. We expect that similar fluctuations in the trading price of bitcoin will continue to occur in the future. We believe that in the future, the trading price of our securities may at times be correlated to the trading price of bitcoin. If the trading price of bitcoin again experiences a significant decline, we could experience a similar decline in the trading price for shares of our common stock. If this occurs, you may not be able to sell the shares of our common stock which you purchased at or above the price you paid for them and you may lose your investment.

The markets for bitcoin and other cryptocurrencies and the existing markets may be underregulated; as a result, the market price of most cryptocurrencies may be subject to significant volatility, which could decrease consumer confidence in cryptocurrencies, which could have a materially adverse effect on our business and results of operations.

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers, requiring them to be subjected to rigorous listing standards and rules, and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. The more lax a distributed ledger platform is about vetting issuers of cryptocurrency assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event.

Bitcoin and other cryptocurrency market prices have historically been volatile, are impacted by a variety of factors, and are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of cryptocurrencies, or our share price, making their market prices more volatile or creating “bubble” type risks for both bitcoin and shares of our common stock.

These factors may inhibit consumer trust in and market acceptance of cryptocurrencies as a means of exchange which could have a material adverse effect on our business, prospects, or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrency-related activities or that accept cryptocurrencies as payment, including financial institutions of investors in our securities.

Although a number of significant U.S. banks and investment institutions, such as Goldman Sachs, Citi Group, J. P. Morgan and BlackRock, have indicated they plan to begin allowing customers to carry and invest in bitcoin and other cryptocurrencies, either directly or indirectly their acceptance and use by banks remains far from mainstream. Indeed, a number of companies and individuals engaged in bitcoin and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with banking services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing banking services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide bitcoin and/or derivatives on other cryptocurrency-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies, and could decrease their usefulness and harm their public perception in the future.

The usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in bitcoin and/or other cryptocurrency-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrencies to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

We may face risks of Internet disruptions, which could have an adverse effect on the price of cryptocurrencies.

A disruption of the Internet may affect the use of bitcoin and subsequently the value of our securities. Generally, cryptocurrencies and our business of mining cryptocurrencies is dependent upon the Internet. A significant disruption in Internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have an adverse effect on the price of cryptocurrencies and our ability to mine bitcoin.

The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of bitcoin, which could increase the price of bitcoin and other cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

It may be illegal now, or in the future, to acquire, own, hold, sell or use bitcoin, ether, or other cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect us.

Although currently cryptocurrencies generally are not regulated or are lightly regulated in most countries, several countries such as China, India and Russia, may continue taking regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these cryptocurrency assets or to exchange for fiat currency. For example in China and Russia (India is currently proposing new legislation), it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions globally. Such circumstances could have a material adverse effect on us, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and thus harm investors.

Our security procedures and protocols may be ineffective in reducing our exposure to hacking or adverse software events.

We have one or more wallets that are associated with our cryptocurrency holdings. There can be no assurances that any processes we have adopted or will adopt in the future are or will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our cryptocurrency due to an adverse software or cybersecurity event. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict. Our cryptocurrency assets are not subject to FDIC or SPIC insurance and may not be adequately covered by private insurance; therefore, if our security procedures and protocols are ineffectual and our cryptocurrency assets are compromised by cybercriminals, we may not have adequate recourse to recover our losses stemming from such compromise and we may lose much of the accumulated value of our cryptocurrency mining activities. This would have a negative impact on our business and operations.

Incorrect or fraudulent cryptocurrency transactions may be irreversible.

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. As a result, any incorrectly executed or fraudulent cryptocurrency transactions could adversely affect our investments and assets. Cryptocurrency transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrencies from the transaction. In theory, cryptocurrency transactions may be reversible with the control or consent of a majority of processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a cryptocurrency or a theft thereof generally will not be reversible and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our cryptocurrency rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Further, according to the SEC, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrency. We would need to rely on private investigative entities to investigate any potential loss of our cryptocurrency assets. These third-party service providers rely on data analysis and compliance of ISPs with traditional court orders to reveal information such as the IP addresses of any attackers who may target us. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations of and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

RISK FACTORS RELATING TO GOVERNMENTAL REGULATION AND ENFORCEMENT

The Infrastructure Investment and Jobs Act passed by Congress in November 2021 contains a cryptocurrency tax reporting requirement that could be detrimental to our business.

The so called bipartisan infrastructure bill called the Infrastructure Investment and Jobs Act which was signed into law on November 15, 2021, contains a cryptocurrency tax reporting requirement. There is a component within the bill for the crypto industry that seeks to expand the definition of a broker for IRS purposes. There is a high possibility that that definition could be too broad, capturing entities like bitcoin miners like us that do not actually facilitate transactions. The bill contains a provision to amend the tax code, 26 U.S. Code § 6050i – “Returns relating to cash received in trade or business, etc." That provision of the tax code requires reporting in connection with customers. As of the date of this registration statement, we are unaware of any explanation from the Treasury Department, the agency responsible for drafting and effectuating the new rules, as to how it plans to interpret the bill. We anticipate that the Treasury Department will publish guidance spelling out whether it will apply to our business and what steps should be taken to comply with it. If the compliance costs are high and/or compliance procedures difficult or impossible with which to comply, it could have a detrimental, if not fatal, impact on our business.

Regulatory changes or actions may restrict the use of bitcoins or the operation of the bitcoin network in a manner that adversely affects an investment in us.

Until recently, little or no regulatory attention has been directed toward bitcoin and the bitcoin network by U.S. federal and state governments, foreign governments and self-regulatory agencies. As bitcoin has grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the CFTC, the Commission, FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the bitcoin network, bitcoin users and the bitcoin exchange market.

Digital assets currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union, China and Russia. Most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of bitcoin, the bitcoin network and bitcoin users. The effect of any future regulatory change on us, bitcoins, or other digital assets is impossible to predict, but such change could be substantial and adverse to us and could adversely affect the value of our company.

It may be illegal now, or in the future, to acquire, own, hold, sell or use digital assets in one or more countries, and ownership of, holding or trading in our securities may also be considered illegal and subject to sanction.

Although currently digital assets are not regulated or are lightly regulated in most countries, including the United States, one or more countries such as China and Russia may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use digital assets or to exchange digital assets for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in our securities. Such restrictions may adversely affect an investment in us.

If regulatory changes or interpretations of our activities require our registration as a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to register and comply with such regulations. If regulatory changes or interpretations of our activities require the licensing or other registration of us as a money transmitter (or equivalent designation) under state law in any state in which we operate, we may be required to seek licensure or otherwise register and comply with such state law. In the event of any such requirement, to the extent Clear Peak decides to continue, the required registrations, licensure and regulatory compliance steps may result in extraordinary, non-recurring expenses to us. We may also decide to cease Clear Peak’s operations. Any termination of certain Company operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors.

To the extent that the activities of Clear Peak cause it to be deemed an MSB under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, Clear Peak may be required to comply with FinCEN regulations, including those that would mandate Clear Peak to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that the activities of Clear Peak cause it to be deemed a “money transmitter” (“MT”) or equivalent designation, under state law in any state in which Clear Peak operates, Clear Peak may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. Currently, the NYSDFS has finalized its “BitLicense” framework for businesses that conduct “virtual currency business activity,” the Conference of State Bank Supervisors has proposed a model form of state level “virtual currency” regulation and additional state regulators including those from California, Idaho, Virginia, Kansas, Texas, South Dakota and Washington have made public statements indicating that virtual currency businesses may be required to seek licenses as money transmitters. In July 2016, North Carolina updated the law to define “virtual currency” and the activities that trigger licensure in a business-friendly approach that encourages companies to use virtual currency and blockchain technology. Specifically, the North Carolina law does not require miners or software providers to obtain a license for multi-signature software, smart contract platforms, smart property, colored coins and non-hosted, non-custodial wallets. Starting January 1, 2016, New Hampshire requires anyone who exchanges a digital currency for another currency must become a licensed and bonded money transmitter. In numerous other states, including Connecticut and New Jersey, legislation is being proposed or has been introduced regarding the treatment of bitcoin and other digital assets. Clear Peak will continue to monitor for developments in such legislation, guidance or regulations.

Such additional federal or state regulatory obligations may cause Clear Peak to incur extraordinary expenses, possibly affecting an investment in the Shares in a material and adverse manner. Furthermore, Clear Peak and its service providers may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs. If Clear Peak is deemed to be subject to and determines not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate Clear Peak. Any such action may adversely affect an investment in us.

Current interpretations require the regulation of bitcoins under the CEA by the CFTC, we may be required to register and comply with such regulations. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary, non-recurring expenses to us. We may also decide to cease certain operations. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors.

Current and future legislation, CFTC and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which bitcoins are treated for classification and clearing purposes. In particular, bitcoin derivatives are not excluded from the definition of “commodity future” by the CFTC. We cannot be certain as to how future regulatory developments will impact the treatment of bitcoins under the law.

Bitcoins have been deemed to fall within the definition of a commodity and, we may be required to register and comply with additional regulation under the CEA, including additional periodic report and disclosure standards and requirements. Moreover, we may be required to register as a commodity pool operator and to register us as a commodity pool with the CFTC through the National Futures Association. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in us. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in us. No CFTC orders or rulings are applicable to our business.

If regulatory changes or interpretations require the regulation of bitcoins under the Securities Act and Investment Company Act by the Commission, we may be required to register and comply with such regulations. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary, non-recurring expenses to us. We may also decide to cease certain operations. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors. This would likely have a material adverse effect on us and investors may lose their investment.

Current and future legislation and the Commission rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which bitcoins are treated for classification and clearing purposes. The Commission’s July 25, 2017 Report expressed its view that digital assets may be securities depending on the facts and circumstances. As of the date of this prospectus, we are not aware of any rules that have been proposed to regulate bitcoins as securities. We cannot be certain as to how future regulatory developments will impact the treatment of bitcoins under the law. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in us. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in us.

To the extent that digital assets including bitcoins and other digital assets we may own are deemed by the Commission to fall within the definition of a security, we may be required to register and comply with additional regulation under the 1940 Act, including additional periodic reporting and disclosure standards and requirements and the registration of our Company as an investment company. Additionally, one or more states may conclude bitcoins and other digital assets we may own are a security under state securities laws which would require registration under state laws including merit review laws which would adversely impact us since we would likely not comply. As stated earlier in this prospectus, some states including California define the term “investment contract” more strictly than the Commission. Such additional registrations may result in extraordinary, non-recurring expenses of our Company, thereby materially and adversely impacting an investment in our Company. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease all or certain parts of our operations. Any such action would likely adversely affect an investment in us and investors may suffer a complete loss of their investment.

If federal or state legislatures or agencies initiate or release tax determinations that change the classification of bitcoins as property for tax purposes (in the context of when such bitcoins are held as an investment), such determination could have a negative tax consequence on our Company or our shareholders.

Current IRS guidance indicates that digital assets such as bitcoin should be treated and taxed as property, and that transactions involving the payment of bitcoin for goods and services should be treated as barter transactions. While this treatment creates a potential tax reporting requirement for any circumstance where the ownership of a bitcoin passes from one person to another, usually by means of bitcoin transactions (including off-blockchain transactions), it preserves the right to apply capital gains treatment to those transactions which may adversely affect an investment in our Company.

We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.

The operation of a bitcoin or other cryptocurrency mine can require massive amounts of electrical power. Further, our mining operations can only be successful and ultimately profitable if the costs, including electrical power costs, associated with mining a bitcoin are lower than the price of a bitcoin. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. There may be significant competition for suitable mine locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision or electricity to mining operations. For example, the board of commissioners of Chelan County Public Utility District in Washington voted to stop reviewing applications for mining facilities following a review of the impact of existing operations. Additionally, our mines could be materially adversely affected by a power outage. Given the power requirement, it would not be feasible to run miners on back-up power generators in the event of a government restriction on electricity or a power outage. If we are unable to receive adequate power supply and are forced to reduce our operations due to the availability or cost of electrical power, our business would experience materially negative impacts.

Climate change, and the regulatory and legislative developments related to climate change, may materially adversely affect our business and financial condition.

The potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The impacts of climate change may materially and adversely impact the cost, production and financial performance of our operations. Further, any impacts to our business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of our infrastructure, which could disrupt our supply chain and ultimately our business operations. In addition, disruption of transportation and distribution systems could result in reduced operational efficiency and customer service interruption. Climate related events have the potential to disrupt our business, including the business of our customers, and may cause us to experience higher attrition, losses and additional costs to resume operations.

In addition, a number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Given the very significant amount of electrical power required to operate cryptocurrency miners, the cryptocurrency mining industry may become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business and financial condition.

RISK FACTORS RELATING TO OUR COMPANY AND OUR STOCK

Our balance sheet is weak, and we lack liquidity

Our balance sheet is weak. There is no guarantee that we can obtain the funding needed for our operations and for acquisitions on acceptable terms, if at all, and neither our directors, officers, or any third party is obligated to provide any financing. A failure to pay our expenses when they become due and payable could materially adversely affect our Company and the trading price of our common stock.

We may not be profitable in the future

We have not been profitable during any of our years of operation. We face many risks that could prevent us from achieving profits in future years as well. We cannot assure you that we will be profitable in the future. There can be no assurance that any business that we develop, or acquisition we make, will be profitable. A failure to achieve profitability could materially adversely affect our Company and the trading price of our common stock.

Our common stock lacks a meaningful public market

At present no active market exists for our common stock and there is no assurance that a regular trading market will develop and if developed, that it will be sustained. An owner of our common stock may, therefore, be unable to sell our common stock should he or she desire to do so. Or, if an owner of our common stock decides to sell our common stock, such sales could drive the price of our common stock significantly lower. Furthermore, it is unlikely that a lending institution will accept our common stock as pledged collateral for loans. This lack of liquidity could materially adversely affect our Company and the trading price of our common stock.

Our common stock may never be listed on a national exchange

Our common stock may never meet the listing requirements of a national exchange. You should not assume that an effort to list our common stock would be successful, or if successful, that such listing requirements will be maintained, including but not limited to requirements associated with maintenance of a minimum net worth, minimum stock price, and ability to establish a sufficient number of market makers.

Our common stock may be considered a “penny stock” and may be difficult to trade

The U.S. Securities and Exchange Commission (“SEC”) has adopted regulations which generally define “penny stock” to be an equity security that has a market or exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock may be less than $5.00 per share and, therefore, may be designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, to obtain a written agreement from the purchaser, and to determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may adversely affect the ability of investors to sell our common stock and may materially adversely affect our business and the trading price of our common stock. For example, many brokers refuse to clear or trade in penny stocks. As part of a settlement with the SEC in September 2018, COR Clearing, a large clearing firm in the U.S., agreed to exit a key penny stock clearing business by significantly limiting the sale of penny stocks deposited at COR.

Our common stock lacks institutional or analyst support

Our Company lacks institutional support. In addition, investment banks with research capabilities do not currently follow our common stock. This lack of institutional or analyst support lessens the trading volume and general market interest in our common stock, and may adversely affect an investor’s ability to trade a significant amount of our common stock. This lack of institutional or analyst support could materially adversely affect our Company and the trading price of our common stock.

The public float of our common stock is small

The public float of our common stock is small, which may limit the ability of some institutions to invest in our common stock. This lack of liquidity could materially adversely affect our Company and the trading price of our common stock.

The trading price of our common stock may be volatile and could drop quickly and unexpectedly

The stocks of micro-cap and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macro-economic developments in North America and globally, and market perceptions of the attractiveness of particular industries. This volatility could materially adversely affect our Company by making it more difficult to raise capital or complete acquisitions. In addition, securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Our Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert our management’s attention and resources away from our business. For these reasons and others, quick and unexpected drops in the trading price of our common stock are likely from time to time. Volatility in our common stock price could materially adversely affect our Company and the trading price of our common stock.

It may be difficult to predict our financial performance because our quarterly operating results may fluctuate

Our revenue and operating results may vary significantly from quarter to quarter due to a variety of factors, some of which may be beyond our control. The factors that may affect our quarterly operating results may include, but are not limited to, the following: (1) fluctuations in customer demand for our products and services; (2) the timing and nature of future sales transactions and the accounting treatment with respect to customer contracts; (3) the timing and nature of future capital raises and acquisitions; (4) the introduction of (new) products or services and the market responses to those introductions; (5) customer budgetary pressures and the timing of availability of funding for purchases, or delays in processing or making payments for products or services that have been delivered; (6) changes in pricing policies or service offerings; (7) changes in the level of administrative costs, sales, marketing and other operating expenses to support future growth; (8) fluctuations in the cost of marketing and advertising; (9) competitive factors; (10) fluctuations in our common stock price which may impact the amount of stock-based compensation expense we are required to record; (11) possible impairments of the recorded amounts of goodwill, intangible assets, or other long-lived assets; (12) the timing and amount of expenses associated with future litigation or restructuring activities; (13) new accounting pronouncements, or new interpretations of existing accounting pronouncements, that impact the manner in which we account for, measure or disclose our results of operations, financial position or other financial measures; (14) deterioration in the credit quality of our accounts receivable; (15) disputes or disagreements with our customers; (16) changes in our customers’ strategies, budgets or priorities for developing, acquiring, deploying, or evaluating software or other technology; (17) new software or other technologies; (18) changes in laws, rules and regulations; (19) changes in our effective income tax rate; (20) costs related to the development or acquisition of software, other technology, or businesses; (21) increases in the costs of software licenses or other intellectual property-related costs; and (22) general economic conditions.

Consequently, period-to-period comparisons of our results of operations will not necessarily be meaningful, and you should not rely on period-to-period comparisons of our results of operations as an indication of our future performance. Our results of operations may fall below the expectations of acquisition candidates, of research analysts (if any), of investors, or of our own forecasts in some future periods, which may have a material adverse effect on our Company and the trading price of our common stock.

We are adversely affected by the difficult economy and by turmoil in the financial markets

Businesses are materially adversely affected by periods of significant economic slowdown or recession, fears of inflation or deflation, rising interest rates, declining demand for our products or our clients’ products, or a public perception that any of these events are occurring or may occur, which could adversely affect our revenues, results of operations, and cash flow. In addition, as to our acquisition strategies, the capital and credit markets have been experiencing, and continue to experience volatility and disruption. Current national and global financial and business conditions have been very difficult, and numerous financial institutions and businesses either have gone into bankruptcy or have had to be rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. Credit remains tight. In many cases, the markets have exerted downward pressure on stock prices and credit capacity for certain issuers. These factors could materially adversely affect our Company and the trading price of our common stock.

We may not be able to raise needed capital

We need to raise substantial amounts of additional capital both for organic growth and for acquisitions. In addition, our aggregate future capital requirements are uncertain. The amount of capital that we will need in the future will depend on many factors that we cannot predict with any certainty, including the market acceptance of our products and services; the levels of promotion and advertising that will be required to launch our new products and services and achieve and maintain a competitive position in the marketplace; our business, product, capital expenditures and technology plans, and product and technology roadmaps; technological advances; our competitors’ responses to our products and services; our pursuit of mergers and acquisitions; and our relationships with our customers.

We cannot assure you that we will be able to raise the needed capital on commercially acceptable terms, or at all. Delay, disruption, or failure to obtain sufficient financing may result in the delay or failure of our business plans. Our inability to raise sufficient capital on commercially acceptable terms, or at all, could have a material adverse effect on our Company and the trading price of our common stock.

Our common stock is expected to be subject to significant dilution as a result of acquisitions and fund raising

We intend to acquire assets and raise money, each in exchange for shares of our common stock. We believe it may be likely that we will issue hundreds of millions of new shares of stock in connection with acquisitions and/or fund raising activities. We are likely to issue significant numbers of shares of our common stock, or options, warrants, or other securities convertible into shares of our common stock, as a portion of the consideration for acquisitions. We are also likely to issue significant numbers of shares, options and/or warrants to our officers, especially in connection with the closing of capital raises and acquisitions. Such transactions may significantly increase the number of outstanding shares of our common stock and may be highly dilutive to our existing Stockholders. In addition, the securities that we issue may have rights, preferences or privileges senior to those of the holders of our outstanding common stock. If millions of options and warrants were to be exercised, the number of outstanding shares of our common stock would increase significantly. All of the foregoing stock issuance and resulting dilution of investor shares could have a material adverse and downward effect on our Company and the trading price of our common stock.

Raising capital by selling our common stock is difficult to accomplish

Selling equity can be difficult to accomplish for OTC market companies, in particular in the development stage. This difficulty may make future acquisitions either unlikely or too difficult and expensive. This could materially adversely affect our Company and the trading price of our common stock.

Raising capital by selling our common stock could be expensive

If we were to raise capital by selling common stock or securities convertible into common stock, it could be expensive. We may be required to pay fees equal to 7%-10%, or more, of the gross sales proceeds, raised, in addition to legal, accounting and other fees and expenses. In addition, when it becomes known within the investment community that an issuer is seeking to raise equity capital, it is common for the common stock of that issuer to be sold off in the market, lowering the trading price of the issuer’s common stock in advance of the pricing of the issue. This could make raising capital by selling equity securities significantly more expensive and could materially adversely affect the trading price of our common stock.

Debt financing is difficult to obtain

Debt financing is difficult to obtain in the current credit markets. This difficulty may make future acquisitions either unlikely or too difficult and expensive. This could materially adversely affect our Company and the trading price of our common stock.

Raising capital by borrowing could be risky

If we were to raise capital by borrowing to fund our operations or acquisitions, it could be risky. Borrowing typically results in less dilution than in connection with equity financings, but it also would increase our risk, in that cash is required to service the debt, ongoing covenants are typically employed which can restrict the way in which we operate our business, and if the debt comes due either upon maturity or an event of default, we may lack the resources at that time to either pay off or refinance the debt, or if we are able to refinance, the refinancing may be on terms that are less favorable than those originally in place, and may require additional equity or quasi-equity accommodations. These risks could materially adversely affect our Company and the trading price of our common stock.

Our financing decisions may be made without Stockholder approval

Our financing decisions and related decisions regarding levels of debt, capitalization, distributions, acquisitions, and other key operating parameters, are determined by our board of directors in its discretion, in many cases without any notice to or vote by our Stockholders. This could materially adversely affect our Company and the trading price of our common stock.

We lack investor relations, public relations, and advertising resources

We lack the resources to properly support investor relations, public relations, and advertising efforts. This puts us at a disadvantage with potential acquisition candidates, investors, research analysts, customers, and job applicants. These disadvantages could materially adversely affect our Company and the trading price of our common stock.

Sales of our common stock could cause the trading price of our common stock to fall

Sellers of our common stock might include our existing stockholders who have held our common stock for years and may seek to simultaneously sell their shares of our common stock. Since the trading volume of our common stock is very low and the amount of our common stock in the public float is very small, any sales or attempts to sell our common stock, or the perception that sales or attempts to sell our common stock could occur, could adversely affect the trading price of our common stock.

An increase in interest rates may have an adverse effect on the trading price of our Stock

An increase in market interest rates may tend to make our common stock less attractive relative to other investments, which could adversely affect the trading price of our common stock.

Increases in taxes and regulatory compliance costs may reduce our revenue

Costs resulting from changes in or new income taxes, value-added taxes, service taxes, or other taxes, may not be able to be passed along to clients and consequently may adversely affect our margins. This could materially adversely affect our Company and the trading price of our common stock.

We are adversely affected by regulatory uncertainties

Regulatory uncertainties regarding potential adverse changes in federal and state laws and governmental regulations materially adversely affect our business, our clients’ businesses, and the trading price of our common stock.

A small number of stockholders have significant influence over us

A small number of our stockholders and members of our board of directors and management acting together would be able to exert significant influence over us through their ability to influence the election of directors and all other matters that require action by our Stockholders. The voting power of these individuals could have the effect of preventing or delaying a change in control of our Company which they oppose even if our other stockholders believe it is in their best interests. The families and/or entities related to only four persons, Brandon Nash, Robert Nash, Steven Nash, and Craig Pickering control 2,737,453,047 shares, or 91.3% of our outstanding common stock. As a result, these four persons have substantial influence over our policies and management and at this time has practical control over the company. We may take actions supported by these four persons that may not be viewed by some stockholders to be in our best interest, or these four could prevent or delay a change in our control which they oppose even if our other stockholders believe it is in their best interests. This could materially adversely affect our Company and the trading price of our common stock.

State law and our Articles of Incorporation and bylaws help preserve insiders’ control over us

Provisions of Nevada state law, our Articles of Incorporation and by-laws may discourage, delay or prevent a change in our management team that stockholders may consider favorable. These provisions may include: (1) authorizing the issuance of “blank check” preferred stock without any need for action by stockholders; (2) permitting stockholder action by written consent; and (3) establishing advance notice requirements for nominations for election to the board of directors, or for proposing matters that can be acted on by stockholders at stockholder meetings. These provisions, if included in our Articles of Incorporation or by-laws, could allow our board of directors to affect an investor’s rights as a stockholder since our board of directors could make it more difficult for preferred stockholders or common stockholders to replace members of the board of directors. Because the board of directors is responsible for appointing the members of the management team, these provisions could, in turn, affect any attempt to replace the current or future management team. These factors could adversely affect our Company or the trading price of our Stock.

Retaining and attracting directors and officers may be expensive

We cannot make any assurances regarding the future roles of our current directors and chief executive officer. Some of our directors are and will in the future be involved in other businesses, and are not required to, and do not, commit their full time to our affairs, thereby causing conflicts of interest in allocating their time between our operations and the operations of other businesses. We have no employment agreements with any of our existing directors or chief executive officer. Some or all of our current directors and the chief executive officer may resign upon our raising money, upon our consummation of a business combination, or otherwise. Attracting and retaining our directors and officers may be expensive, and may require that we enter into long-term employment agreements, issue stock options, and otherwise incentivize our directors and officers. The costs of these incentives could materially adversely affect our Company and the trading price of our common stock.

We indemnify our directors and officers, and certain other parties

Our bylaws specifically limit the liability of our chief executive officer and directors to the fullest extent permitted by law. As a result, aggrieved parties may have a more limited right to action than they would have had if such provisions were not present. The bylaws also provide for indemnification of our chief executive officer and directors for any losses or liabilities they may incur as a result of the manner in which they operated our business or conducted internal affairs, provided that in connection with these activities they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, our best interest. In the ordinary course of business, we also may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of our breach of such agreements, services to be provided by us, or from intellectual property infringement claims made by third-parties. We may also agree to indemnify former officers, directors, and employees of acquired companies in connection with the acquisition of such companies. Such indemnification agreements may not be subject to maximum loss clauses. It is not possible to determine the maximum potential amount of exposure in regard to these obligations to indemnify, due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular situation. Use of our capital or assets for such indemnification would reduce amounts available for the operations or for distribution to our investors, which could materially adversely affect our Company and the trading price of our common stock.

We do not expect to pay dividends

For the foreseeable future, it is anticipated that earnings, if any, which may be generated from our operations will be used to finance our growth and that dividends may not be paid to the holders of our common stock, which may have a material adverse effect on our Company and the trading price of our common stock.

Our cost of being a publicly traded company will increase significantly as our business operations expand

During the time that we were a shell corporation trading on the OTC Markets, our costs of being a publicly traded company have been relatively limited. However, if and when we expand our operations, our management expenses, legal and accounting fees, and other costs associated with being a publicly traded company, are likely to increase significantly. We expect these additional costs to continue, especially if we acquire additional businesses. We will eventually need to hire a qualified full-time Chief Financial Officer, as well as additional employees and/or additional consultants and professionals, in order to have appropriate internal financial controls and accurate financial reporting, and otherwise to comply with the requirements of the Sarbanes-Oxley Act. While we cannot state with certainty what all of these costs will be, we believe that our management expenses, legal and accounting fees, and other costs associated with being a publicly traded company, will increase to at least $250,000 per year.

ITEM 2. FINANCIAL INFORMATION.

The discussion of our financial condition and operating results should be read together with our accompanying audited consolidated financial statements included in this Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and notes to such financial statements included elsewhere in this Form 10.

The following discussion contains forward-looking statements that involve risks and uncertainties regarding, among other things, (a) our projected sales, profitability, and cash flows, (b) our growth strategy, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for, and use of, working capital. They are generally identifiable by use of the words “may,” “will,” “should,” “anticipate,” “estimate,” “plan,” “potential,” “project,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend,” or the negative of these words or other variations on these words or comparable terminology. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. You should not place undue reliance on these forward-looking statements.

The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed under “Item 1A. Risk Factors” and other sections in this Form 10.

Overview

The Company was organized under the laws of the State of Nevada on February 18, 1999 under the name On Line Productions Services, Inc.

In August 2004, On-Line Production Services, Inc., changed its name to Wavenetworx, Inc.

In 2010, the Company hired new management and commenced engagement in the renewable energy space, with a focus on solar energy production. In connection with its change of business and reorganization, on January 26, 2010, the Company amended its articles of incorporation with the State of Nevada to change its name to Clear Peak Energy. On March 15, 2010, the Company changed its stock trading symbol to CLPE.

On or about November 15, 2010, the Company entered into a Renewable Power Purchase and Sale Agreement (Contract ID # 5491) (the "PPA") with Southern California Edison Company ("SCE"). The Company paid approximately $313,000 in deposits to SCE and paid other sums in connection with acquisition of the 80 acres in Kern County and interconnect fees. However, the Company was underfunded and failed to post the second half of a Development Security in the amount of approximately $255,000. SCE gave the Company notice of default under the PPA and subsequently SCE notified the Company that the PPA would terminate effective March 8, 2012. The Company made a tactical Chapter 11 bankruptcy filing in an attempt to keep the PPA alive. The tactic failed and the bankruptcy action was dismissed on November 15, 2013 by court order. Between 2013 and 2017, the Company had no material operations and was effectively dormant for a number of years until 2018.

Acquisition of US 3D Printing, Inc.

On March 16, 2018 the Company and US 3D Printing, Inc. (“US3D”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) wherein the Company issued 464,813,164 Shares of its common stock (the “2018 CLPE Merger Shares”), in exchange for 100% of the outstanding shares of US3D. The 2018 CLPE Merger Shares were issued on May 30, 2018.

Over the ensuing years, US3D was unable to execute its business plan. On May 25, 2021, the Company entered into a Divestiture and Mutual Release Agreement with US3D and its affiliates wherein the holders of 428,157,502 of the 2018 CLPE Merger Shares were delivered to the Company for cancellation.

2021 Increase of Authorized Shares and Acquisition of N9+, LLC

On May 15, 2021, the Company amended it articles of incorporation with the State of Nevada to increase its authorized common stock to 3,000,000,000 from 750,000,000. On May 25, 2021, the Company acquired 100% of N9+, LLC, a company that engages in bitcoin mining. In the acquisition, the Company issued 2,851,513,590 shares of its $0.001 par value common stock in exchange for 100% of the ownership of N9+, LLC. In connection with the acquisition, the Company sold 17,545,455 shares of Company common stock for $965,000 or $0.055 (5.5 cents) per share.

Recent Accounting Pronouncements

From time-to-time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”), or other standard setting bodies, relating to the treatment and recording of certain accounting transactions. Unless otherwise discussed herein, management of the Company has determined that these recent accounting pronouncements will not have a material impact on the financial position or results of operations of the Company.

Critical Accounting Policies

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements which we have been prepared in accordance with U.S. generally accepted accounting principles. In preparing our financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Critical accounting estimates are estimates for which (a) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (b) the impact of the estimate on financial condition or operating performance is material.

These significant accounting estimates or assumptions bear the risk of change due to the fact that there are uncertainties attached to these estimates or assumptions, and certain estimates or assumptions are difficult to measure or value.

Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements taken as a whole under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such evaluations, if deemed appropriate, those estimates are adjusted accordingly.

Actual results could differ from those estimates.

While our significant accounting policies are described in more detail in Note 2 of our annual financial statements included in this Annual Report, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements:

Assumption as a Going Concern

Management assumes that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. However, given our current financial position and lack of liquidity, there is substantial doubt about our ability to continue as a going concern.

Results of Operations

For the Nine-month Period Ended September 30, 2021, as Compared to the Comparable Prior Period Ended September 30, 2020

Revenues and Cost of Goods Sold. Revenues of $2,202,235 were recognized for the nine-month period ended September 30, 2021. Revenues of $430,605 were recognized in the comparable prior period ended September 30, 2020. The reason for the increased revenues was that we increased the number of bitcoin miners utilized to mine bitcoin. We experienced a corresponding increase in the purchase of electricity and, therefore, the cost of goods sold which increased to $1,090,271 for the 2021 period compared to $418,847 for the 2020 period. The costs of goods is comprised of power costs and depreciation.

Operating Expenses. Operating expenses for the nine-month period ended September 30, 2021 increased significantly to $218,903 from $27,343 in the comparable prior period ended September 30, 2020. The increase was the result of the Company’s increased rent for miners, supplies, legal and professional fees and outside services. The foregoing services were primarily in connection with the acquisition of N9+, costs related to fundraising and increased operations of the Company.

Interest expense. There was no interest expense incurred during the nine-month periods ended September 30, 2021 and 2020.

Net Income (Loss). Net income for the nine-month period ended September 30, 2021 was $3,206,703, compared to a net loss of ($20,146) for the comparable period in 2020. The reason for transforming from a net loss to a net income was primarily due to the increase in number of miners and increase in the price of bitcoin. For instance, Bitcoin price was $10,619 on September 30, 2020. Shortly thereafter, the price of bitcoin rapidly increased and reached $63,109 on April 13, 2021.

For the Three-month Period Ended September 30, 2021, as Compared to the Comparable Prior Period Ended September 30, 2020

Revenues and Cost of Goods Sold. Revenues of $1,214,558 were recognized for the three-month period ended September 30, 2021. Revenues of $93,648 were recognized in the comparable prior period ended September 30, 2020. The reason for the increased revenues was that we increased the number of bitcoin miners utilized to mine bitcoin and increase in price of bitcoin. We experienced a corresponding increase in the purchase of electricity and, therefore, the cost of goods sold which increased to $641,461 for the 2021 period compared to $137,165 for the 2020 period. The costs of goods is comprised of power costs and depreciation.

Operating Expenses. Operating expenses for the three-month period ended September 30, 2021 increased significantly to $124,080 from $4,969 in the comparable prior period ended September 30, 2020. The increase was the result of the Company of increased rents, and more legal and professional fees and outside services. The foregoing services were primarily in connection with the merger of N9+ and costs related to fundraising.

Interest expense. We incurred no interest expense for the three-month periods that ended September 30, 2021 and 2020.

Net Income (Loss). Net income for the three-month period ended September 30, 2021 was $455,193, compared to a net loss of ($62,549) for the comparable period in 2020. The reason for transforming from a loss to a gain was primarily due to the increase in the number of miners that we used and increase in the price of bitcoin.

For the year ended December 31, 2020 compared with the year ended December 31, 2019

Revenues and Cost of Goods Sold. Revenues of $572,790 were recorded for the year ended December 31, 2020. Revenues of $412,769 were recorded in the comparable prior year ended December 31, 2019. The reason for the increased revenues was that we increased the number of bitcoin miners utilized to mine bitcoin and increase in the price of bitcoin. We experienced a corresponding increase in the purchase of electricity and, therefore, the cost of goods sold which increased to $571,514 for the 2020 period compared to $410,768 for the 2019 period. The costs of goods is comprised of power costs and depreciation.

Operating Expenses. Operating expenses for the year ended December 31, 2020 increased significantly to $34,834 from $13,026 in the comparable prior year ended December 31, 2019. The increase was the result of the Company of increased rent and supply costs. The foregoing services were primarily in connection with the increased operations of the Company.

Interest expense. We incurred no interest expense for the years ended December 31, 2020 and 2019.

Net Loss. Net loss for the year ended December 31, 2020 was ($38,121), compared to a net loss of ($32,997) for the comparable period in 2019. The reason for greater net loss in 2020 despite higher revenue was largely due to a substantial increase in depreciation in 2020 to $225,369 from $81,150 in 2019.

Liquidity and Capital Resources

As of September 30, 2021, we had cash or cash equivalents of $130,660. We have historically been funded primarily from Company affiliates and may continue to be so funded in for the foreseeable future. However, in 2021, we raised $965,000 from eight investors in a private placement. There is no assurance that we can obtain additional funds. We have also been required to maintain our corporate existence, satisfy the requirements of being a public company on the OTC Markets platform, and have chosen to become a mandatory filer with the SEC. During the nine months ended September 30, 2021, we reported a net income of $3,206,703 and had total assets of $4,476,336 and liabilities of $471,734. The Company’s retained earnings was $3,039,602.

We believe that our revenues will be sufficient to fund our operations so long as bitcoin prices stay similar to current prices and we can continue to access power at current rates. We will require additional capital to purchase additional miners to expand our business. Sources of additional capital through various financing transactions or arrangements with third parties may include equity or debt financing, bank loans or revolving credit facilities. We may not be successful in locating suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means. There is no assurance that management will be able to raise capital on terms acceptable to the Company. If we obtain additional funds by selling any of our equity securities or by issuing common stock to pay current or future obligations, the percentage ownership of our shareholders will be reduced, shareholders may experience additional dilution, or the equity securities may have rights preferences or privileges senior to the common stock.

We will now be obligated to file annual, quarterly and current reports with the SEC pursuant to the Exchange Act. In addition, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the rules subsequently implemented by the SEC and the Public Company Accounting Oversight Board have imposed various requirements on public companies, including requiring changes in corporate governance practices. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities of ours more time- consuming and costly. In order to meet the needs to comply with the requirements of the Securities Exchange Act, we will need investment of capital.

Promissory Notes Outstanding

Amounts Owed to Related Parties

The Company has been financed by related parties.

Shareholder Loans

During the nine months ended September 30, 2021 and 2020, the Sheri Lynn Nash Trust (Robert Nash) and N6-2018, LLC (Steven Nash), shareholders loaned the Company $1,516,573 and $587,738, respectively, to fund operations.  During the nine months ended September 30, 2021 and 2020, the Company repaid $3,382,876 and $0, respectively.

The loans are non-interest bearing and due on demand.  As of September 30, 2021 and December 31, 2020, $317,837 and $2,184,140 respectively, was owed on these loans.

During the years ended December 31, 2020 and 2019, Sheri Lynn Nash Trust and N6-2018, LLC, members of our board of directors and affiliate shareholders loaned us $894,238 and $1,289,902, respectively, to fund operations of our consolidated subsidiary N9+, LLC. During the years ended December 31, 2020 and 2019, the Company repaid $0 and $0, respectively. The loans are non-interest bearing and due on demand. As of December 31, 2020 and 2019, $2,184,140 and $1,289,902, respectively, was owed on these loans.

Loans from RVCA Partners, LLC

In 2018, RVCA Partners, LLC (“RVCA”) which is controlled by one of our stockholders and consultants, loaned money to our former wholly owned subsidiary US 3D Printing, Inc. On October 18, 2018, US 3D Printing, Inc. issued a promissory note in the principal amount of $95,984 to RVCA. As an inducement for the loan to be made, the $95,984 Note principal was contemporaneously guaranteed by the Company.

On May 25, 2021, in connection with a Divestiture and Mutual Release Agreement (See discussion in Item 10 below), US 3D Printing, Inc. was released from its obligations under the October 18, 2018 promissory note. As a result, Clear Peak Energy, Inc. became solely liable to repay RVCA the $95,985 Note principal that Clear Peak Energy, Inc. personally guaranteed. Due to the nature of the personal guaranty, no interest accrues on the $95,985. RVCA has verbally agreed to extend repayment of the $95,985 until January of 2022.

Going Concern

Our consolidated financial statements included elsewhere in this Form 10 have been prepared assuming that we will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. As reflected in such consolidated financial statements, we had stockholders’ deficit of ($167,103) at December 31, 2020 and incurred a net loss of ($38,121) for the year ended December 31, 2020. The 2020 financial results factors raise substantial doubt about our ability to continue as a going concern. In addition, our independent registered public accounting firm in their audit report to our financial statements for the years ended December 31, 2020 and 2019 expressed substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern was raised due to our net losses and negative cash flows from operations since inception and our expectation that these conditions may continue for the foreseeable future. In addition, we will require additional financing to fund future operations. Our consolidated financial statements included elsewhere in this Form 10 do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

The ability of the Company to continue its operations in the future is dependent on the plans of the Company’s management, which will include the raising of capital through debt and/or equity markets, until such time that funds provided by operations are sufficient to fund working capital requirements. The Company may need to incur additional liabilities with certain related parties to sustain the Company’s existence. There can be no assurance that the Company will be able to raise any additional capital.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

ITEM 3. PROPERTIES.

Our principal executive office is located at 3450 N. Triumph Blvd. Suite 102, Lehi UT 84043. The space is suitable for the conduct of our business and will be for the foreseeable future.

The Company has a lease obligation for a location in Idaho. The purpose of this location is for the Company’s bitcoin mining operation. The term of the lease began on October 1, 2019 and ends on November 1, 2024.  The amount of the lease is $12,000 per year.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of January 3, 2022, certain information with regard to the record and beneficial ownership of the Company’s common stock by (i) each person known to the Company to be the record or beneficial owner of more than 5% of the Company’s common stock, (ii) each director of the Company, (iii) each of the named executive officers, and (iv) all executive officers and directors of the Company as a group:

Name(1)	Number of Common Stock Shares Owned or Controlled(2)	Beneficial Ownership Percentage(3)	Options/ Warrants Owned	Overall Voting Power	Overall Voting Power (%)
Brandon Nash(4)	356,439,199	11.88%	-	356,439,199	11.88%
Robert Nash(5)	777,037,453	25.91%	-	777,037,453	25.91%
Steven Nash(6)	891,097,997	29.71%	-	891,097,997	29.71%
Craig Pickering(7)	712,878,398	23.77%	-	712,878,398	23.77%
Jeffery A. Jensen	-	0.00%	-	-	0.00%
Jeffry C. Pickering	-	0.00%	-	-	0.00%
Total of All Officers, Directors, and Affiliates as a group (6 persons and/or entities)	2,737,453,047	91.3%		2,737,453,047	91.3%

(1) Unless otherwise noted, the mailing address for each person is c/o Clear Peak Energy, Inc., 3450 N. Triumph Blvd. Suite 102, Lehi UT 84043.

(2) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. In determining the percent of common stock owned by a person or entity as of the date of this Registration Statement (a) the numerator is the number of shares of the class beneficially owned by such person or entity, including shares which may be acquired within 60 days on exercise of warrants or options and conversion of convertible securities, and (b) the denominator is the sum of (i) the total shares of common stock outstanding as of the date of this Form 10, which is 2,999,119,479 shares, and (ii) the total number of shares that the beneficial owner may acquire upon exercise of the derivative securities. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of its shares.

(3) Based upon 2,999,119,479 issued and outstanding shares. There are no warrants or preferred stock issued as of January 3, 2022.

(4) Brandon Nash is chief executive officer of the Company and has at least indirect control through one or more immediate family members of Moose 19 Trust which owns 356,439,199 shares of the Company’s common stock.

(5) Robert Nash is a director of the Company and has indirect control through immediate family members and/or direct control as a trustee of the Sheri Lynn Nash Trust which owns 349,310,415 shares, SLNT, LLC which owns 285,151,359 shares and The J-Dawg Trust which owns 142,575,680 shares of the Company’s common stock.

(6) Steven Nash is a director of the Company and has at least indirect control through one or more immediate family members of N6-2018, LLC which owns 891,097,997 shares of the Company’s common stock.

(7) Craig Pickering has at least indirect control through one or more immediate family members of Willbright, LLC which owns 712,878,398 shares of the Company’s common stock.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our current Directors and Executive Officers as of January 3, 2022.

Name	Age	Position
Brandon Nash	30	President and Chief Executive Officer
Jeffery A. Jensen	49	Chief Financial Officer, Secretary and Treasurer
Robert Nash	61	Director
Steven Nash	66	Director
Jeffrey C. Pickering	39	Director

Our Directors serve in such capacity until the next annual meeting of our shareholders and until their successors have been elected and qualified.

Brandon Nash serves as the Chairman of the Board Directors and the Chief Executive Officer of Clear Peaks Energy. He also serves as the Manager of N9+ LLC, a subsidiary limited liability company of Clear Peak Energy. Mr. Nash is a licensed professional process and chemical engineer with 6 years of experience at Intermountain Consumer Professional Engineers, Inc. He has a Bachelor of Science in Chemical Engineering from Brigham Young University (2017). Mr. Nash has been in the Bitcoin space since 2017 with experience with the design of several mining facilities and has overseen the design and construction of 11 MW of Bitcoin mining capacity.

Jeffery A. Jensen, CPA serves as our CFO. Jeff is a Certified Public Accountant, currently licensed in Utah. Jeff, in his twenty plus years of practice, has extensive experience having worked with several companies from start-ups to well established companies across a variety of industries. These have included real estate, medical manufacturing, financial services, and most recently, a SAAS firm as well as a data processing development company. Jeff is versed in mergers and acquisitions and the accompanying SEC Form 10-K and 10-Q reporting requirements, as well as overall financial and strategic management and planning. Jeff received his B.S. and Master of Accountancy degrees from Brigham Young University in 1998.

Steven R. Nash serves as a member of our board of directors. Mr. Nash is a licensed professional electrical engineer with 43 years of experience in the design of industrial facilities, substations, transmission lines, and generation facilities. Mr. Nash is a principal at Intermountain Consumer Professional Engineers, Inc. He has a successful record of project management and possesses the engineering skills necessary to ensure successful project completion. His responsibilities include engineering decisions for the management and design of all projects, preparation of project documents, and supervision and inspection of the construction of completed design projects. As a project engineer, Mr. Nash has been responsible for designing electrical power, control, and lighting systems for industrial and commercial facilities, preparing design documents, construction specifications, power and lighting layouts, and project cost estimates. Mr. Nash has been responsible for design and engineering of substations up to 345 kV, distribution and transmission lines and systems up to 230 kV, and system planning for installations with loads in excess of 100 MW.

Mr. Nash is a Licensed Professional Engineer in the states of Utah, Colorado, Montana, Nebraska, North Dakota, Oregon, South Dakota, Washington, Pennsylvania, California, New Mexico, Texas, Florida, and Ohio.

He has a Bachelor of Science in Electrical Engineering from Brigham Young University (1978).

Robert I. Nash serves as a member of our board of directors. Mr. Nash is a licensed professional mechanical engineer with 23 years of experience in the design and installation of mechanical systems. Mr. Nash is a principal at Intermountain Consumer Professional Engineers, Inc. where he is responsible for the design of mechanical projects. His general responsibilities include overseeing engineering decisions and calculations, design, specification, coordination and complete preparation of bid documents. Mr. Nash's projects range from project feasibility studies, system economic analysis, commercial and industrial design. Other duties include complete project supervision and inspection. Mr. Nash's experience has included the design and construction of almost all types of projects with special qualifications in process and support system design.

Mr. Nash is a Licensed Professional Engineer in the states of Arizona, California, Colorado, Idaho, Montana, Nebraska, Nevada, New Mexico, North Dakota, South Dakota, Ohio, Oregon, Pennsylvania, Utah, Washington, and Wyoming. He has a Bachelor of Science in Mechanical Engineering from Brigham Young University (1985).

Jeffrey Pickering owns and operates JCP Security, Inc., an entity that markets residential solar panels primarily in the State of Minnesota. Jeff is also a Managing Partner at Pineview Capital, LLC, which engages in commodity and futures trading for its own account. Jeff attended the University of Utah and studied economics. Jeff holds a Series 3 and Series 34 licenses from the Financial Industry Regulatory Authority (FINRA) which relate to commodities futures and currency trading, respectively. Mr. Pickering is qualified to serve on the board of directors because of his significant sales and business development experience.

Identification of certain significant parties

Craig Pickering, is an affiliate of the Company through indirect ownership of 712,878,398 shares of our common stock which constitutes 23.77% of our outstanding stock. Mr. Pickering has contributed greatly to the development of our current business. Mr. Pickering has over 30 years experience in the start-up, operation and sale of several companies, both public and private. Mr. Pickering was closely involved in the founding of Ariix International in 2011. Ariix offers a wide range of health products and services in 40 countries around the world. Ariix has a history of several hundred million in annual revenues and was purchased by NewAge, Inc. in 2020. In April 1998, Mr. Pickering, without admission of liability, entered into a settlement in the matter of FTC v. Imall Inc., FTC File No. 972-3224. Imall Inc. then sold for over $400 million a few months later in July 1999.

Family Relationships

Brandon Nash, CEO and Director, and Robert Nash, a significant stockholder and Director, have a father-son relationship. Robert Nash and Steven Nash are brothers. Brandon Nash and Steven Nash have a nephew-uncle relationship.

Significant party Craig Pickering and member of our board of directors Jeffrey C. Pickering have a father-son relationship.

We are unaware of any other family relationships.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act, as amended, will require our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Form 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish our company with copies of all Section 16(a) reports they file.

Board Committee

The Company does not have a formal Audit Committee, Nominating Committee and Compensation Committee. As the Company’s business expands, the directors will evaluate the necessity of an Audit Committee.

Code of Ethics

The Company has not adopted a code of ethics to apply to its principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions.

ITEM 6. EXECUTIVE COMPENSATION.

Summary Compensation Table

Set forth below is information for the fiscal years indicated relating to the compensation of each person who served as our principal executive officer (the “Named Executive Officer”) during the past two fiscal years.

	Year	Salary($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings($)	All Other Compensation ($)	Total ($)
Brandon Nash(2)	2020	$—	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	2019	$—	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mark Meriwether(3)	2020	$—	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	2019	$—	$ -	$ -	$ -	$ -	$ -	$ -	$ -

(1)Salaries include compensation received from the Company or its wholly owned subsidiary N9+, LLC.

(2)Brandon Nash was appointed as president and chief executive officer of the Company on May 25, 2021.

(3)Mark Meriwether served as our chief executive officer, between March 12, 2018 and May 25, 2021. The Company had little or no operations during 2019 and 2020.

Employment Agreements

We do not have an employment or consulting agreement with any officers or directors.

Director Compensation

Our Board of Directors does not currently receive any consideration for their services as members of the Board of Directors. The Board of Directors reserves the right in the future to award the members of the Board of Directors cash or stock based consideration for their services to the Company, which awards, if granted shall be in the sole determination of the Board of Directors.

Executive Compensation Philosophy

Our Board of Directors determines the compensation given to our executive officers in their sole determination. Our Board of Directors reserves the right to pay our executive or any future executives a salary, and/or issue them shares of common stock in consideration for services rendered and/or to award incentive bonuses which are linked to our performance, as well as to the individual executive officer’s performance. This package may also include long-term stock based compensation to certain executives, which is intended to align the performance of our executives with our long-term business strategies. Additionally, while our Board of Directors has not granted any performance base stock options to date, the Board of Directors reserves the right to grant such options in the future, if the Board in its sole determination believes such grants would be in the best interests of the Company.

Incentive Bonus

The Board of Directors may grant incentive bonuses to our executive officer and/or future executive officers in its sole discretion, if the Board of Directors believes such bonuses are in the Company’s best interest, after analyzing our current business objectives and growth, if any, and the amount of revenue we are able to generate each month, which revenue is a direct result of the actions and ability of such executives.

Long-term, Stock Based Compensation

In order to attract, retain and motivate executive talent necessary to support the Company’s long-term business strategy we may award our executive and any future executives with long-term, stock-based compensation in the future, at the sole discretion of our Board of Directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Certain Relationships and Related Transactions

Affiliate Loans and Defaults

Shareholder Loans

During the nine months ended September 30, 2021 and 2020, the Sheri Lynn Nash Trust (Robert Nash) and N6-2018, LLC (Steven Nash), which are directly or indirectly controlled by significant shareholders Robert Nash and Steven Nash, respectively loaned the Company $1,516,573 and $587,738, respectively, to fund operations.  During the nine months ended September 30, 2021 and 2020, the Company repaid $3,3,382,876 and $0, respectively.

The loans are non-interest bearing and due on demand.  As of September 30, 2021 and December 31, 2020, $317,837 and $2,184,140 respectively, was owed on these loans.

During the years ended December 31, 2020 and 2019, Sheri Lynn Nash Trust and N6-2018, LLC, loaned us $894,238 and $1,289,902, respectively, to fund operations of our consolidated subsidiary N9+, LLC. During the years ended December 31, 2020 and 2019, the Company repaid $0 and $0, respectively. The loans are non-interest bearing and due on demand. As of December 31, 2020 and 2019, $2,184,140 and $1,289,902, respectively, was owed on these loans.

Intermountain Consumer Professional Engineers, Inc. (“ICPE”)

The Company outsources the build out and construction management of each location of its data centers to Intermountain Consumer Professional Engineers, Inc is a company that is owned and operated by Robert Nash and Steven Nash, members of our board of directors and affiliate shareholders.

Amounts Expensed to ICPE	September 30,	December 31,
	2021	2020
Expensed	$-	$27,250

Amounts Owing to ICPE	September 30,	December 31,
	2021	2020
Accounts Payable-Related Party	$-	$22,044

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officer(s), Director(s) and significant stockholders. We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional Directors, so that such transactions will be subject to the review, approval or ratification of our Board of Directors, or an appropriate committee thereof. On a moving forward basis, our Directors will continue to approve any related party transaction.

Director Independence

Our board of directors is currently composed of four members, Brandon Nash, Steve Nash, Robert Nash and Jeffery Pickering. Our board of directors believes that Brandon Nash, Steve Nash, Robert Nash do not qualify as independent directors in accordance with the published listing requirements of the NASDAQ Global Market because they are either currently or in the past three years have been an executive officer of the Company or a manager of the Company’s subsidiary N9+, LLC. The NASDAQ independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director, nor any of his family members has engaged in various types of business dealings with us. In addition, our board of directors has not made a subjective determination as to each director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, though such subjective determination is required by the NASDAQ rules. Had our board of directors made these determinations, our board of directors would have reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management.

ITEM 8. LEGAL PROCEEDINGS.

From time to time we may be involved in litigation relating to claims arising out of the operation of our business in the normal course of business. As of the date of this Registration Statement we are not aware of potential dispute or pending litigation and are not currently involved in a litigation proceeding or governmental actions the outcome of which in management’s opinion would be material to our financial condition or results of operations. An adverse result in these or other matters may have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our common stock is currently quoted on the OTC Pink under the trading symbol “CLPE”. Trading in stocks quoted on the OTC Pink is often thin and is characterized by wide fluctuations in trading prices due to many factors that may have little to do with a company’s operations or business prospects. We cannot assure you that there will be a market for our common stock in the future.

For the periods indicated, the following table sets forth the high and low bid prices per share of common stock based on inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Sales Prices (1)
	High	Low
Year 2021
4th Quarter	$1.32	$0.26
3rd Quarter	$3.95	$1.32
2nd Quarter	$6.00	$0.10
1st Quarter	$4.50	$1.50

Year Ended December 31, 2020
4th Quarter	$1.50	$0.51
3rd Quarter	$2.00	$1.00
2nd Quarter	$1.00	$1.00
1st Quarter	$1.10	$1.00

Year Ended December 31, 2019
4th Quarter	$2.00	$1.10
3rd Quarter	$2.00	$2.00
2nd Quarter	$2.00	$2.00
1st Quarter	$2.00	$0.004

(1)The above table sets forth the range of high and low closing sales prices per share of our common stock as reported by NASDAQ for the periods indicated.

Holders

As of January 3, 2022, we had 2,999,119,479 shares of our Common Stock, par value $.001, issued and outstanding. There were 181 beneficial owners of our Common Stock.

Transfer Agent and Registrar

The transfer agent for our capital stock is Colonial Stock Transfer Inc., with an address of 66 Exchange Place, Salt Lake City, Utah 84111 with a telephone of (801) 355-5740.

Penny Stock Regulations

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share. Our Common Stock is currently within the definition of a penny stock and will be subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000, or annual incomes exceeding $200,000 individually, or $300,000, together with their spouse).

 For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s prior written consent to the transaction. Additionally, for any transaction, other than exempt transactions, involving a penny stock, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell our Common Stock and may affect the ability of investors to sell their Common Stock in the secondary market.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, which may limit the investors’ ability to buy and sell our stock.

Dividend Policy

Any future determination as to the declaration and payment of dividends on shares of our Common Stock will be made at the discretion of our board of directors out of funds legally available for such purpose. We are under no contractual obligations or restrictions to declare or pay dividends on our shares of Common Stock. In addition, we currently have no plans to pay such dividends. Our board of directors currently intends to retain all earnings for use in the business for the foreseeable future.

Equity Compensation Plan Information

Currently, there is no equity compensation plan in place.

Purchases of Equity Securities by the Registrant and Affiliated Purchasers

We have not repurchased any shares of our common stock during the fiscal years ended December 31, 2020 or 2019, respectively, or subsequently through the date of the filing.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

The following information represents securities sold by the Company within the past three years which were not registered under the Securities Act. Included are sales of reacquired securities, as well as new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities.

On May 25, 2021, we acquired our subsidiary N9+, LLC, a company that engages in bitcoin mining. In the acquisition, we issued 2,851,513,590 shares of our $0.001 par value common stock in exchange for 100% of the ownership of N9+, LLC. The exchange was consummated pursuant to a share exchange agreement wherein we purchased all 100,000 member units of N9+, LLC from the seven members of N9+, LLC by issuing 28,515.1 shares of our common stock in exchange for each member unit of N9+, LLC owned by each respective N9+, LLC member.

In June 2021, the Company accepted subscriptions for eight investors to purchase 17,545,455 shares of our common stock for $965,000 in cash or $0.055 (5.5 cents) per share.

On May 25, 2021, we entered into a Divestiture and Mutual Release Agreement with eight persons who collectively owned 428,157,502 shares of our common stock. As part of the Divestiture and Mutual Release Agreement, we transferred 100% of the ownership of our former subsidiary US 3D Printing, Inc. to the eight stockholders and the holders were released from obligations, including personal guarantees, relating to $103,000 in loans, $95,985 of which we had previously personally guaranteed in March of 2018. Upon execution of the Divestiture and Mutual Release Agreement and tender by the eight holders of the 428,157,502 shares, we became the sole obligor for the $95,985 loan obligations. The eight holders returned their 428,157,502 shares of common stock for cancellation and the shares of were cancelled on or about May 25, 2021.

All of the issuances of securities described above were restricted share issuances and deemed to be exempt from registration in reliance on Rule 506 of Regulation D and/or Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. Each investor represented that they were accredited investors, as defined in Rule 501 of Regulation D and, there was no general solicitation or general advertising used to market the securities. We made available to each investor disclosure of all aspects of our business, including providing the investor with press releases, access to our auditors, and other financial, business, and corporate information. All securities issued were restricted with an appropriate restrictive legend on certificates for notes and warrants issued stating that the securities (and underlying shares) have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

Common Stock

This Form 10 relates to our common stock, $0.001 par value per share (the “Common Stock”). We are authorized to issue 3,000,000,000 shares of Common Stock. As of January 3, 2022, there were 2,999,119,479 shares of Common Stock outstanding.

The holders of our Common Stock have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our board of directors. Holders of Common Stock are also entitled to share ratably in all of our assets available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs.

Preferred Stock

We are also authorized to issue 5,000,000 shares of preferred stock, par value $0.0001 (the “Preferred Stock”). As of January 3, 2022, there were no shares of Preferred Stock outstanding. Pursuant to Nevada Revised Statutes, our Board of Directors may issue the authorized Preferred Stock in one or more series and may fix the number of shares of each series of preferred stock. Our Board of Directors also has the authority to set the voting powers, designations, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion and voting rights and liquidation preferences. Preferred Stock can be issued and its terms set by our Board of Directors without any further vote or action by our stockholders.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFI CERS.

Our Articles of Incorporation and Bylaws do have specific provisions relating to indemnification of our officers and directors. Without limiting the application of the foregoing, the Board of Directors may adopt bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Company to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust, or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Company would have the power to indemnify such person. The indemnification provided shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Financial Statements

The full text of our audited consolidated and pro forma financial statements begins on page F-1 of this Registration statement and include the following:

Clear Peak Energy, INC

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30,	December 31,
	2021	2020
ASSETS
Current Assets
Cash and Cash Equivalents	$130,660	$15,513

Employee Advance	11,390	-

Total Current Assets	142,050	15,513

Fixed Assets
Equipment	3,976,088	1,203,334
Less Accumulated depreciation	(660,691)	(292,080)
Net Fixed Assets	3,315,397	911,254

Other Assets
Deposits	332,820	548,325
Right to Use Asset	32,912	39,767
Bitcoin Cryptocurrency	653,157	682,197
Total Other Assets	1,018,889	1,270,289

TOTAL ASSETS	$4,476,336	$2,197,056

LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$25,000	$22,223
Accounts Payable-Related Party	-	22,044
Lease Obligation-Current	11,572	11,572
Shareholder Loans	317,837	2,184,140
Total Current Liabilities	354,409	2,239,979

Long Term Liabilities
Note Payable	95,985	95,985
Lease Obligation	21,340	28,195
Total Long Term Liabilities	117,325	124,180

Total Liabilities	471,734	2,364,159

Stockholders’ Equity (Deficit)
Preferred stock - $0.001 par value 10,000,000 shares authorized, 0 issued and outstanding	-	-
Common stock--$0.001 par value 3,000,000,000 shares authorized, 2,999,119,479 issued and outstanding	299,912	298,157
Additional paid-in-capital	665,088	(298,157)
Retained earnings (deficit)	3,039,602	(167,103)
Total Stockholders’ Equity (Deficit)	4,004,602	(167,103)

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIT)	$4,476,336	$2,197,056

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Clear Peak Energy, INC

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2021	2020	2021	2020

Revenue	$1,214,558	93,648	$2,202,235	$430,605

Cost of Goods Sold
Electricity	456,277	80,498	721,660	248,640
Depreciation	185,184	56,667	368,611	170,207
Total Cost of Goods Sold	641,461	137,165	1,090,271	418,847

Gross Profit	573,097	(43,517)	1,111,964	11,758

Operating Expense
General and Administrative	2,231	146	12,194	2,136
Legal & Professional	20,985	-	35,456	-
Outside Services	50,760	525	59,318	825
Rent	38,400	3,000	77,640	9,000
Supplies	11,704	1,298	34,295	15,382
Total Operating Expenses	124,080	4,969	218,903	27,343

Operating Income/ (Loss)	449,017	(48,486)	893,061	(15,585)

Other Income (Expenses)
Gain/(Loss) on Sale of Cryptocurrency	6,176	29,561	2,286,386	39,063
Gain/(Loss) on Sale of Equipment	-	(43,624)	-	(43,624)
Interest Income	-	-	27,256	-
Total Other Income (Expenses)	$6,176	$(14,063)	$2,313,642	$(4,561)

Net Income / (Loss)	$455,193	$(62,549)	$3,206,703	$(20,146)

Basic and Diluted Loss per Common Share	$0.00	$(0.00)	$0.00	$(0.00)
Basic and Diluted Weighted Average Common Shares Outstanding	2,869,059,045	2,851,513,590	2,869,059,045	2,851,513,590

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Clear Peak Energy, INC

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Unaudited)

			Additional
	Common Stock		Paid in	Accumulated
	Shares	Amount	Capital	Earnings	Totals

Balance - December 31, 2019	2,981,574,024	298,157	(298,157)	(128,982)	(128,982)

Net Income				70,177	70,177
Balance - March 31, 2020	2,981,574,024	298,157	(298,157)	(58,805)	(58,805)

Net Income				(27,774)	(27,774)
Balance - June 30, 2020	2,981,574,024	298,157	(298,157)	(86,579)	(86,579)
Net Loss				(62,553)	(62,553)
Balance - September 30, 2020	2,981,574,024	298,157	(298,157)	(149,132)	(149,132

Net Loss				(17,971)	(17,971)
Balance - December 31, 2020	2,981,574,024	298,157	(298,157)	(167,103)	(167,103)

Net Income				2,471,530	2,471,530
Balance - March 31, 2021	2,981,574,024	298,157	(298,157)	2,304,427	2,304,427

Issuance of Common Stock	17,545,455	1,755	963,245		965,000
Net Income				279,982	279,982
Balance - June 30, 2021	2,999,119,479	299,912	665,088	2,584,409	3,549,409

Net Income				455,193	455,193
Balance - September 30, 2021	2,999,119,479	299,912	665,088	3,039,602	4,004,602

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Clear Peak Energy, INC

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended	For the Nine Months Ended
	September 30,	to September 30,
	2021	2020

OPERATING ACTIVITIES
Net Income (Loss)	$3,206,706	$(20,146)
Adjustments to reconcile net income (loss) to net cash (used) by operations
Depreciation	368,611	170,207
Gain on sale of cryptocurrency	(2,286,386)	(39,063)
Loss on sale of equipment	-	43,624

Change in operating assets and liabilities:
Accounts Payable	2,777	3,674
Accounts payable – related party	(22,044)	(149,317)
Cryptocurrencies	(3,258,546)	(807,342)
Employee Advance	(11,390)	-
Net cash (used) by Operating Activities	(2,000,272)	(798,363)

INVESTING ACTIVITIES
Proceeds from sale of crypto	5,573,971	613,512
Proceeds of sale of equipment	-	3,818
Deposits	215,505	(372,600)
Purchase of Equipment	(2,772,754)	(36,370)
Net cash provided by Investing Activities	3,016,722	208,360

FINANCING ACTIVITIES
Proceeds from Shareholder Loans	1,516,573	587,738
Payments for Shareholder Loans	(3,382,876)	-
Proceeds from Sale of Common Stock	965,000	-
Net cash provided (used) by Financing Activities	(901,303)	587,738

Net cash increase (decrease) for period	115,147	(2,265)

Cash at the beginning of period	15,513	10,876
Cash at the end of period	$130,660	$8,611

Supplemental Cash Flow Information
Interest Expense	$-	$-
Income Taxes	$-	$-

See Accompanying Notes to the Unaudited Consolidated Financial Statements

Clear Peak Energy, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2021 and 2020

(Unaudited)

NOTE 1. GENERAL ORGANIZATION AND BUSINESS

The Company was organized under the laws of the State of Nevada on February 18, 1999.  On January 26, 2010 the Company amended its articles of incorporation with the State of Nevada to change its name to Clear Peak Energy.

On May 25, 2021 the Company acquired N9+, LLC, a company that operates a bitcoin mining operation using specialized computers equipped with application-specific integrated circuit (ASIC) chips (known as "miners") to solve complex cryptographic algorithms in support of the Bitcoin blockchain (in a process known as solving a block") in exchange for cryptocurrency rewards (primarily Bitcoin).  In the acquisition, the Company issued 2,851,513,590 shares of its $.001 par value common stock in exchange for 100% of the ownership of N9+, LLC.  The transaction was accounted for as a reverse merger/recapitalization.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis

These consolidated financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.  The Company's fiscal year end is December 31.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary N9+ LLC.  Intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with an original maturity of three months or less when purchased.

Earnings (Loss) Per Share	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020

Net Income (Loss)	$455,193	$(62,549)	$3,206,703	$(20,146)

Basic and Diluted Income (Loss) per Common Share	$0.00	$(0.00)	$0.00	$(0.00)
Basic and Diluted Weighted Average Common Shares Outstanding	2,869,059,045	2,851,513,590	2,869,059,045	2,851,513,590

Basic earnings per share are calculated using the weighted average number of common shares outstanding for the period presented. Diluted earnings per share is computed using the weighted-average number of common shares and, if dilutive, potential common shares outstanding during the period. There were no potentially dilutive common shares as of September 30, 2021 and 2020.

Clear Peak Energy, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2021 and 2020

(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Property and Equipment

Property and equipment is recorded at cost.  Expenditures for major betterments and additions are charges to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.  The property and equipment is mining equipment and electrical equipment used in the bitcoin mining operation.

Property and Equipment as of September 30, 2021 and December 31, 2020 were as follows:

	September 30,	December 31,
	2021	2020
Equipment	$3,976,088	$1,203,334
Less Depreciation	(660,691)	(292,080)
Net	$3,315,397	$911,254

Depreciation

Depreciation of property and equipment is computed by the straight-line method using various rates based generally on the useful lives of the assets, which range from five to seven years.

During the nine months ended September 30, 2021 and 2020, the Company recorded depreciation expense of $368,611 and $170,207, respectively.

Fair Value of Financial Investments

The fair value of cash and cash equivalents, employee advance, accounts payable,  and shareholder loans approximates the carrying amount of these financial instruments due to their short term maturity.

Advertising

The Company will expense advertising as incurred.  Advertising expense was $0 and $0 for the nine months ended September 30, 2021 and 2020, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Clear Peak Energy, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2021 and 2020

(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Cryptocurrencies

Cryptocurrencies, (including bitcoin) are included in other assets in the accompanying consolidated balance sheet. Cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company's revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives.  An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired.  Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured.  In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists.  If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary.  If the Company concludes otherwise, it is required to perform a quantitative impairment test.  To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset.  Subsequent reversal of impairment losses is not permitted.

Cryptocurrencies awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows.  The realized gains or losses from the sales of cryptocurrencies are included in other income (expense) in the consolidated statements of operation.  The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers.  The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.  The following five steps are applied to achieve that core principle:

•Step 1:  Identify the contract with the customer;

•Step 2:  Identify the performance obligations in the contract;

•Step 3:  Determine the transaction price;

•Step 4:  Allocate the transaction price to the performance obligations in the contract; and

•Step 5:  Recognize revenue when the Company satisfies a performance obligation.

The Company has entered into digital asset mining pools by executing contracts, as amended from time to time, with the mining pool operators to provide computing power to the mining pool.  The contracts are terminable at any time by either party and the Company's enforceable right to compensation only begins when the Company provides computing power to the mining pool operator.  In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives, for successfully adding a block to the blockchain.  The Company's fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.  Providing computing power in digital asset verification services is an output of the Company's ordinary activities.  The provision of providing such computing power is the only performance obligation in the Company's contracts with the mining pool operator.  The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools.  The consideration is all variable.  Because it is not probable that a significant reversal of cumulative revenue will not occur,  the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized.  There is no significant financing component in these transactions.

Clear Peak Energy, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2021 and 2020

(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt.  There is currently no specific definitive guidance under GAAP or alternative framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgement in determining the appropriate accounting treatment.  In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company's consolidated financial position and results from operations.

Recent Authoritative Accounting Pronouncements

The Company has reviewed all recently-issued pronouncements, and has determined them to have no current applicability to the Company, or their effect on the financial statements is not significant.

Concentration of Credit Risk

The Company maintains its cash in institutions insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.  The Company's cash balances at September 30, 2021 and December 31, 2020 were not in excess of the FDIC insurance threshold.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has negative working capital and a limited history of operations. In view of these matters, there is substantial doubt about the Company's ability to continue as a going concern. The Company intends to finance its future development activities and its working capital needs largely from the sale of public equity securities with additional funding from notes and advances from shareholders until such time that funds provided by operations are sufficient to fund working capital and other business requirements. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. INCOME TAXES

The Company follows ASC 740-10, which requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position.  If the more-likely-than-not threshold is met, a company must measure the tax position to determine  the amount to recognize in the financial statements.  The Company did not have any material unrecognized tax benefits as of September 30, 2021 or December 31, 2020.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts  of assets and liabilities and their tax basis.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Clear Peak Energy, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2021 and 2020

(Unaudited)

NOTE 4. STOCKHOLDERS' EQUITY (DEFICIT)

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of preferred stock, $0.001 par value, of which no shares are issued or outstanding.

Common Stock

On May 25, 2021, the Company entered into an Agreement and Plan of Exchange with N9+ LLC.  Pursuant to the Exchange, all 100,000 authorized, issued and outstanding units of N9+, LLC were transferred to the Company in exchange for 2,851,513,590 shares of Common Stock of the Company. As a result of the Exchange, N9+ LLC became a wholly-owned subsidiary of the Company.

During the nine months ended September 30, 2021 the Company issued 17,545,455 shares of common stock for total proceeds of $965,000.

The Company is authorized to issue 3,000,000,000 shares of common stock, $0.001 par value of which 2,999,119,479 and 2,981,574,024 were issued and outstanding as of September 30, 2021 and December 31, 2020, respectively.

NOTE 5. DEPOSITS

The Company had two types of deposits; Deposits on Equipment and Electricity Security.  The deposits on equipment were upfront payments that were later used in the purchase of mining equipment.  The electrical deposits are payments made to the electrical utility company to guarantee the ability to pay the monthly electrical invoice.

	September 30,	December 31,
	2021	2020

Deposits on Equipment	$-	$485,505
Electricity Security Deposits	332,820	62,820
	$332,820	$548,325

NOTE 6. RELATED PARTY TRANSACTIONS

Shareholder Loans

During the nine months ended September 30, 2021 and 2020, the Sheri Lynn Nash Trust (Robert Nash) and N6-2018, LLC (Steven Nash), shareholders loaned the Company $1,516,573 and $587,738, respectively, to fund operations.  During the nine months ended September 30, 2021 and 2020, the Company repaid $3,382,876 and $0, respectively.

The loans are non-interest bearing and due on demand.  As of September 30, 2021 and December 31, 2020, $317,837 and $2,184,140 respectively, was owed on these loans.

Note Payable

Loans from RVCA Partners, LLC

In 2018, RVCA Partners, LLC (“RVCA”) which is controlled by one of our stockholders and consultants, loaned money to our former wholly owned subsidiary US 3D Printing, Inc. On October 18, 2018, US 3D Printing, Inc. issued a promissory note in the principal amount of $95,984 to RVCA. As an inducement for the loan to be made, the $95,984 Note principal was contemporaneously guaranteed by the Company.

Clear Peak Energy, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2021 and 2020

(Unaudited)

NOTE 6. RELATED PARTY TRANSACTIONS--Continued

On May 25, 2021, in connection with a Divestiture and Mutual Release Agreement (See discussion in Item 10 below), US 3D Printing, Inc. was released from its obligations under the October 18, 2018 promissory note. As a result, Clear Peak Energy, Inc. became solely liable to repay RVCA the $95,985 Note principal that Clear Peak Energy, Inc. personally guaranteed. Due to the nature of the personal guaranty, no interest accrues on the $95,985. RVCA has verbally agreed to extend repayment of the $95,985 until January of 2022.

Intermountain Consumer Professional Engineers, Inc. (“ICPE”)

The Company outsources the build out and construction management of each location of its data centers to Intermountain Consumer Professional Engineers, Inc is a company that is owned and operated by Robert Nash and Steven Nash, members of our board of directors and affiliate shareholders.

Amounts Expensed to ICPE	September 30,	December 31,
	2021	2020
Expensed	$-	$27,250

Amounts Owing to ICPE	September 30,	December 31,
	2021	2020
Accounts Payable-Related Party	$-	$22,044

NOTE 7. LEASES

The Company accounts for its leases under ASC 842 Leases.  Accordingly, the Company determines whether an arrangement contains a lease at the inception of the arrangement.  If a lease is determined to exist, the term of such lease is assessed based on the date on which the underlying asset is made available for the Company's use by the lessor.  The Company's assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and/or periods covered by early-termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options which the Company is reasonably certain of exercising.  The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition and the presentation reflected in the consolidated statements of operations over the lease term.

For leases with a term exceeding 12 months, a lease liability is recorded on the Company's consolidated balance sheet at lease commencement reflecting the present value of its fixed minimum payment obligation over the lease term.  A corresponding right-of-use ("ROU") asset equal to the initial lease liability is also recorded, adjusted for any prepaid rent and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received.  For purposes of measuring the present value of its fixed payment obligations for a given lease, the Company uses its incremental borrowing rate, determined based on information available at lease commencement, as rates implicit in its leasing arrangements are typically not readily determinable.  The Company's incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment of the associated lease.

For the Company's operating leases, fixed lease payments are recognized as lease expense on a straight-line basis over the lease term.  For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company's consolidated balance sheet as an accounting policy election.  Leases qualifying for the short-term lease exception were insignificant.  Variable lease costs are recognized as incurred.

During the nine months ended September 30, 2021 and 2020 the Company had a lease obligation for a location in Idaho.  The purpose of this location is for the Company’s bitcoin mining operation. The term of the lease began on October 1, 2019 and ends on November 1, 2024.  The amount of the lease is $12,000 per year.

Clear Peak Energy, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2021 and 2020

(Unaudited)

NOTE 7. LEASES--Continued

Lease Expense	September 30,	December 31,
	2021	2020
Expensed	$9,000	$12,000

As the Company’s lease does not provide an implicit rate, the Company used an incremental borrowing rate in determining the present value of lease payments.  The discount rate used in the computation was 8%. Balance Sheet Classification of Operating Lease Assets and Liabilities

Asset	Balance Sheet Line	September 30,	December 31,
		2021	2020
Operating Lease Right of Use Asset	Right of Use Asset	$32,912	$39,767

Liability	Balance Sheet Line	September 30,	December 31,
		2021	2020
Current Operating Lease Obligation	Lease Obligation - Current	$11,572	$11,572
Long Term Lease Obligation	Lease Obligation	21,340	28,195

The following table represents our future minimum operating lease payments in accordance to ASC 842 as of, and subsequent to the following dates:

September 30,
2021
2021	$3,000
2022	12,000
2023	12,000
2024	10,000
Total of undiscounted lease payments	37,000
Less present value discount	(4,088)
Present value of lease Liability	$32,912

NOTE 8. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30, 2021 and noted no events requiring disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Clear Peak Energy, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Clear Peak Energy, Inc. (the Company) as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ equity, and cash flows and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Consideration of the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has negative working capital and limited history of operations which raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Basis of Presentation and Going Concern – Disclosure

The consolidated financial statements of the Company are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has negative working capital and limited history of operations. Currently management’s forecasts and related assumptions illustrate their ability to meet the obligations through management of expenditures, and if necessary, obtaining additional debt financing, loans from existing directors and shareholders and private placements of capital stock for additional funding to meet its operating needs. Should there be constraints on the ability to access such financing, the Company can manage cash outflows to meet the obligations through reductions in capital expenditures and other operating expenditures.

We identified management’s assessment of the Company’s ability to continue as a going concern as a critical audit matter. Management made judgments to conclude that it is probable that the Company’s plans will be effectively implemented and will provide the necessary cash flows to fund the Company’s obligations as they become due. Specifically, the judgments with the highest degree of impact and subjectivity in determining it is probable that the Company’s plans will be effectively implemented including its ability to reduce or delay capital expenditures and other operating expenditures, its ability to access funding from the capital market and its ability to obtain loans from existing directors and shareholders. Auditing the judgments made by management required a high degree of auditor judgment and an increased extent of audit effort.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the following, among others: (i) evaluating the probability that the Company will be able to access funding from the capital market; (ii) evaluating the probability that the Company will be able to reduce capital expenditures and other operating expenditures if required and (iii) evaluating the probability that the Company will be able to obtain loans from existing directors and shareholders,

/s/ Pinnacle Accountancy Group of Utah

We have served as the Company’s auditor since 2021.

Heaton & Company, PLLC

Farmington, Utah

January 3, 2022

Clear Peak Energy, INC

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019
ASSETS
Current Assets
Cash and Cash Equivalents	$15,513	$10,876

Total Current Assets	15,513	10,876

Fixed Assets
Equipment	1,203,334	1,187,595
Less Accumulated Depreciation	(292,080)	(81,150)
Net Fixed Assets	911,254	1,106,445

Other Assets
Deposits	548,325	-
Right of Use Asset	39,767	48,291
Bitcoin Cryptocurrency	682,197	307,119
Total Other Assets	1,270,289	355,410

TOTAL ASSETS	$2,197,056	$1,472,731

LIABILITIES & STOCKHOLDERS’ DEFICIT
Liabilities
Current Liabilities
Accounts Payable	$22,223	$18,218
Accounts Payable-Related Party	22,044	149,317
Lease Obligation-Current	11,572	11,572
Shareholder Loans	2,184,140	1,289,902
Total Current Liabilities	2,239,979	1,469,009

Long Term Liabilities
Note Payable	95,985	95,985
Lease Obligation	28,195	36,719
Total Long Term Liabilities	124,180	132,704

Total Liabilities	2,364,159	1,601,713

Stockholders’ Deficit
Preferred Stock - $0.001 par value 10,000,000 shares authorized, 0 issued and outstanding	-	-
Common Stock--$0.001 par value 3,000,000,000 shares authorized, 2,981,574,024 issued and outstanding	298,157	298,157
Additional paid-in-capital	(298,157)	(298,157)
Accumulated Deficit	(167,103)	(128,982)
Total Stockholders’ Deficit	(167,103)	(128,982)

TOTAL LIABILITIES & STOCKHOLDERS’ DEFICIT	$2,197,056	$1,472,731

Clear Peak Energy, INC

CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended
	December 31,
	2020	2019

Revenue
Revenue	$572,790	$412,769

Cost of Goods
Electricity	346,145	329,618
Depreciation	225,369	81,150
Total Cost of Goods	571,514	410,768

Gross Profit Margin	1,276	2,001

Operating Expenses
General and Administrative	3,367	2,161
Rent	12,000	3,000
Supplies	19,468	7,865
Total Operating Expenses	34,835	13,026

Net Operating Loss	(33,559)	(11,025)

Other Income (Expense)
Gain (Loss) of Sale of Cryptocurrency	39,062	(21,972)
Loss of Sale of Equipment	(43,624)	-

Total Other Income (Expense)	(4,562)	(21,972)

Net Loss	$(38,121)	$(32,997)

Basic and Diluted Loss per Common Share	$(0.00)	$(0.00)

Basic and Diluted Weighted Average Common Shares Outstanding	2,981,574,024	2,981,574,024

Clear Peak Energy, INC

CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

For the Years ended December 31, 2020 and 2019

			Additional		Total
	Common Stock		Paid in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

Balance – December 31, 2018	-	$-	$-	$-	$-

Recapitalization on Merger	2,981,574,024	298,157	(298,157)	(95,985)	(95,985)
Net Loss				(32,997)	(32,997)
Balance - December 31, 2019	2,981,574,024	$298,157	$(298,157)	$(128,982)	$(128,982)

Net Loss				(38,121)	(38,121)
Balance - December 31, 2020	2,981,574,024	$298,157	$(298,157)	$(167,103)	$(167,103)

Clear Peak Energy, INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2020	2019
OPERATING ACTIVITIES
Net Loss	$(38,121)	$(32,997)
Adjustments to reconcile net loss to net cash used by operations:
Depreciation	225,369	81,150
(Gain)/loss on sale of cryptocurrency	(39,063)	21,972
Loss on sale of equipment	43,624	-
Changes in operating assets and liabilities:
Accounts payable	4,005	18,218
Accounts payable – related party	(127,273)	149,317
Cryptocurrencies	(949,527)	(669,291)

Net cash used by Operating Activities	(880,986)	(431,631)

INVESTING ACTIVITIES
Proceeds from sale of cryptocurrency	613,512	340,200
Deposits	(548,325)	-
Proceeds of sale of equipment	3,818	-
Purchase of equipment	(77,620)	(1,187,595)
Net cash used by Investing Activities	(8,615)	(847,395)

FINANCING ACTIVITIES
Proceeds from shareholder loans	894,238	1,289,902

Net cash provided by Financing Activities	894,238	1,289,902

Net cash increase for year	4,637	10,876

Cash at the beginning of year	10,876	-
Cash at the end of year	$15,513	$10,876

Supplemental Cash Flow Information:
Interest Expense	$-	$-
Income Taxes	$-	$-

Non-cash investing and financing activities:
Liabilities acquired in merger recapitalization	$95,985	$-

Clear Peak Energy, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1. GENERAL ORGANIZATION AND BUSINESS

The Company was organized under the laws of the State of Nevada on February 18, 1999.  On January 26, 2010 the Company amended its articles of incorporation with the State of Nevada to change its name to Clear Peak Energy.

On May 25, 2021 the Company acquired N9+, LLC, a company that operates a bitcoin mining operation using specialized computers equipped with application-specific integrated circuit (ASIC) chips (known as "miners") to solve complex cryptographic algorithms in support of the Bitcoin blockchain (in a process known as solving a block") in exchange for cryptocurrency rewards (primarily Bitcoin).  In the acquisition, the Company issued 2,851,513,590 shares of its $.001 par value common stock in exchange for 100% of the ownership of N9+, LLC.  The transaction was accounted for as a reverse merger/recapitalization.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis

These consolidated financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.  The Company's fiscal year end is December 31.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary N9+ LLC.  Intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with an original maturity of three months or less when purchased.

Earnings (Loss) Per Share

	2020	2019
Net Loss	$(38,121)	$(32,997)
Basic and Diluted Loss per Common Share	(0.00)	(0.00)
Basic and Diluted Weighted Average Common Shares	2,981,574,024	2,981,574,024
Outstanding

Property and Equipment

Property and equipment is recorded at cost.  Expenditures for major betterments and additions are charges to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.  The Property and equipment is mining equipment and electrical equipment used in the bitcoin mining operation.

The Company purchased equipment in the amount of $77,620 and $1,187,595 for the years ended December 31, 2020 and 2019, respectively.

Clear Peak Energy, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

During the year ended December 31, 2020, the Company sold equipment and recognized a loss of $43,624.

Property and Equipment as of December 31, 2020 and 2019 were as follows:

	December 31,
	2020	2019
Equipment	$1,203,334	$1,187,595
Less Accumulated Depreciation	(292,080)	(81,150)
Net	$911,254	$1,106,445

Depreciation

Depreciation of property and equipment is computed by the straight-line method using various rates based generally on the useful lives of the assets, which range from five to seven years.

During the years ended December 31, 2020 and 2019, the Company recorded depreciation expense of $225,369 and $81,150, respectively.

Fair Value of Financial Investments

The fair value of cash and cash equivalents, accounts payable, and shareholder loans approximates the carrying amount of these financial instruments due to their short term maturity.

Advertising

The Company will expense advertising as incurred. Advertising expense was $0 and $0 for the years ended December 31, 2020 and 2019, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cryptocurrencies

Cryptocurrencies (including bitcoin) are included in other assets in the accompanying consolidated balance sheets. Cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company's revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Clear Peak Energy, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Cryptocurrencies awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The realized gains or losses from the sales of cryptocurrencies are included in other income (expense) in the consolidated statements of operation. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers.  The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.  The following five steps are applied to achieve that core principle:

•Step 1:  Identify the contract with the customer;

•Step 2:  Identify the performance obligations in the contract;

•Step 3:  Determine the transaction price;

•Step 4:  Allocate the transaction price to the performance obligations in the contract; and

•Step 5:  Recognize revenue when the Company satisfies a performance obligation.

The Company has entered into digital asset mining pools by executing contracts, as amended from time to time, with the mining pool operators to provide computing power to the mining pool.  The contracts are terminable at any time by either party and the Company's enforceable right to compensation only begins when the Company provides computing power to the mining pool operator.  In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives, for successfully adding a block to the blockchain.  The Company's fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset verification services is an output of the Company's ordinary activities.  The provision of providing such computing power is the only performance obligation in the Company's contracts with the mining pool operator.  The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools.  The consideration is all variable.  Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized.  There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt.  There is currently no specific definitive guidance under GAAP or alternative framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgement in determining the appropriate accounting treatment.  In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company's consolidated financial position and results from operations.

Recent Authoritative Accounting Pronouncements

The Company has reviewed all recently-issued pronouncements, and has determined them to have no current applicability to the Company, or their effect on the financial statements is not significant.

Clear Peak Energy, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--Continued

Concentration of Credit Risk

The Company maintains its cash in institutions insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.  The Company's cash balances at December 31, 2020 and 2019 were not in excess of the FDIC insurance threshold.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has negative working capital and a limited history of operations. In view of these matters, there is substantial doubt about the Company's ability to continue as a going concern. The Company intends to finance its future development activities and its working capital needs largely from the sale of public equity securities with additional funding from notes and advances from shareholders until such time that funds provided by operations are sufficient to fund working capital and other business requirements. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. INCOME TAXES

The Company follows FASB ASC 740-10, which requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position.  If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.  The Company does not have any material unrecognized tax benefits as of December 31, 2020 or 2019.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the period presented. The Company had no accruals for interest and penalties at December 31, 2020 or 2019.

The Company’s federal income tax returns for the years ended December 31, 2017 through December 31, 2020 remain subject to examination by the Internal Revenue Service.

During 2020 and 2019, the Company incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved.

Clear Peak Energy, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 3. INCOME TAXES--Continued

Net deferred tax assets consist of the following components as of December 31, 2020 and 2019:

	2020	2019
Deferred tax asset:
Net operating loss carryover	25,930	27,086
Valuation allowance	(25,930)	(27,086)
Net deferred tax asset	-	-

The expected tax expense (benefit) based on the U.S. federal statutory rate (21%) is reconciled with actual tax expense (benefit) as follows:

	2020	2019
Book income	(8,005)	(6,930)
Loss on sale of equipment	9,161	-
Valuation Allowance	(1,156)	6,930
Income tax expense	-	-

As of December 31, 2020 and 2019, the Company has taxable net loss carryovers of approximately $123,476 and $128,982, respectively, that may be offset against future taxable income

NOTE 4. STOCKHOLDERS' EQUITY (DEFICIT)

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of preferred stock, $0.001 par value, of which no shares are issued or outstanding.

Common Stock

On May 25, 2021, the Company entered into an Agreement and Plan of Exchange with N9+ LLC.  Pursuant to the Exchange, all 100,000 authorized, issued and outstanding units of N9+, LLC were transferred to the Company in exchange for 2,851,513,590 shares of Common Stock of the Company. As a result of the Exchange, N9+ LLC became a wholly-owned subsidiary of the Company.

NOTE 5. DEPOSITS

The Company had two types of deposits; Deposits on Equipment and Electricity Security.  The deposits on equipment were upfront payments that were later used in the purchase of mining equipment.  The electrical deposits are payments made to the electrical utility company to guarantee the ability to pay the monthly electrical invoice.

Deposits	December 31,
	2020	2019
Deposits on equipment	$485,505	$-
Electricity security deposits	62,820	-
	$548,325	$-

Clear Peak Energy, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 6. RELATED PARTY TRANSACTIONS

Shareholder Loans

During the years ended December 31, 2020 and 2019, the Sheri Lynn Nash Trust (Robert Nash) and N6-2018, LLC (Steven Nash), significant shareholders, loaned the Company $894,238 and $1,289,902, respectively, to fund operations.  During the years ended December 31, 2020 and 2019, the Company repaid $0 and $0, respectively.

The loans are non-interest bearing and due on demand.  As of December 31, 2020 and 2019, $2,184,140 and $1,289,902, respectively, was owed on these loans.

Intermountain Consumer Professional Engineers, Inc

The Company outsources the build out and construction management of each location of its data centers to Intermountain Consumer Professional Engineers, Inc.  Intermountain Consumer Professional Engineers, Inc is a company that is owned and operated by Robert Nash and Steven Nash, members of our board of directors and affiliate shareholders.

Amounts Expensed to ICPE	December 31,
	2020	2019
Expensed	$27,250	$149,317

Amounts Owing to ICPE	December 31,
	2020	2019
Accounts Payable-Related Party	$22,044	$149,317

NOTE 7. LEASES

The Company accounts for its leases under ASC 842 Leases.  Accordingly, the Company determines whether an arrangement contains a lease at the inception of the arrangement.  If a lease is determined to exist, the term of such lease is assessed based on the date on which the underlying asset is made available for the Company's use by the lessor.  The Company's assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and/or periods covered by early-termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options which the Company is reasonably certain of exercising.  The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition and the presentation reflected in the consolidated statements of operations over the lease term.

Clear Peak Energy, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 7. LEASES--Continued

For leases with a term exceeding 12 months, a lease liability is recorded on the Company's consolidated balance sheet at lease commencement reflecting the present value of its fixed minimum payment obligation over the lease term.  A corresponding right-of-use ("ROU") asset equal to the initial lease liability is also recorded, adjusted for any prepaid rent and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received.  For purposes of measuring the present value of its fixed payment obligations for a given lease, the Company uses its incremental borrowing rate, determined based on information available at lease commencement, as rates implicit in its leasing arrangements are typically not readily determinable.  The Company's incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment of the associated lease.

For the Company's operating leases, fixed lease payments are recognized as lease expense on a straight-line basis over the lease term.  For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company's consolidated balance sheet as an accounting policy election.  Leases qualifying for the short-term lease exception were insignificant.  Variable lease costs are recognized as incurred.

During the years ended December 31, 2020 and 2019, the Company had a lease obligation for a Land in Idaho where the bitcoin miners are in operation.  The term of the lease began on October 1, 2019 and ends on November 1, 2024.  The amount of the lease is $12,000 per year.

Lease Expense	December 31,
	2020	2019
Expensed	$12,000	$3,000

As the Company’s lease does not provide an implicit rate, the Company used an incremental borrowing rate in determining the present value of lease payments.  The discount rate used in the computation was 8%. Balance Sheet Classification of Operating Lease Assets and Liabilities

Asset	Balance Sheet Line	December 31,	December 31,
		2020	2019
Operating Lease Right of Use Asset	Right of Use Asset	$39,767	$48,291

Liability	Balance Sheet Line	December 31,	December 31,
		2020	2019
Current Operating Lease Obligation	Lease Obligation - Current	$11,572	$11,572
Long Term Lease Obligation	Lease Obligation	28,195	36,719

The following table represents our future minimum operating lease payments in accordance to ASC 842 as of, and subsequent to the following dates:

December 31, 2020
2020	$-
2021	12,000
2022	12,000
2023	12,000
2024	10,000
Total of undiscounted lease payments	46,000
Less present value discount	(6,233)
Present value of lease liability	$39,767

Clear Peak Energy, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 8. SUBSEQUENT EVENTS

The Company acquired N9+ LLC, a company that engages in bitcoin mining on May 25, 2021.  The Company issued 2,851,513,590 shares of its $.001 par value common stock in exchange for 100% of the ownership of N9+, LLC.

The Company issued 17,545,455 shares of common stock for cash proceeds of $965,000.

The Company has evaluated events occurring subsequent to December 31, 2020 through the date these financial statements were issued and noted no additional events requiring disclosure.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial Statements

The financial statements included in this Registration Statement are listed in Item 13 and commence on page F - 1.

(b) Exhibits

3.1	Articles of Incorporation and amendments
3.2	Bylaws, as amended

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Clear Peak Energy, Inc.

By: /s/ Brandon Nash
Brandon Nash Chief Executive Officer
Date: January 3, 2022

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Registration Statement on Form 10 has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Brandon Nash
Brandon Nash Chief Executive Officer and Director
Date: January 3, 2022

By: /s/ Jeff Jensen
Jeff Jensen Chief Financial Officer
Date: January 3, 2022